Exhibit 99.1

2019 Semi-Annual Report

Second Quarter 2019

Also available at www.cnhindustrial.com

CNH Industrial N.V.
Corporate Seat: Amsterdam, the Netherlands
Principal Office: 25 St. James’s Street, London, SW1A 1HA, United Kingdom
Share Capital: €17,608,744.72 (as of June 30, 2019)
Amsterdam Chamber of Commerce: reg. no. 56532474

Contents 1

BOARD OF DIRECTORS AND
AUDITOR

BOARD OF DIRECTORS
Chairperson
Suzanne Heywood
Chief Executive Officer
Hubertus Mühlhäuser
Directors(a)
Léo W. Houle(2)(3)(*)
John Lanaway(1)(**)
Alessandro Nasi(2)(3)(b)
Silke C. Scheiber(1)(**)
Lorenzo Simonelli(1)(**)(b)
Jacqueline A. Tammenoms Bakker(2)(3)(**)(c)
Jacques Theurillat(1)(**)
INDEPENDENT AUDITOR Ernst & Young Accountants LLP
(1)    Member of the Audit Committee
(2)    Member of the Governance and Sustainability Committee
(3)    Member of the Compensation Committee

(*)	Independent Director and Senior Non-Executive Director

(**)	Independent Director
(a)     Ms. Mina Gerowin, Mr. Peter Kalantzis and Mr. Guido Tabellini members of the Board until April 12, 2019.
Mr. Alessandro Nasi and Mr. Lorenzo Simonelli members of the Board since April 12, 2019.
(b)     Member of the relevant Committee/s since April 12, 2019.
(c)     Member of the Compensation Committee since April 12, 2019.

Disclaimer
All statements other than statements of historical fact contained in this filing, including statements regarding our competitive strengths; business strategy; future financial position or operating results; budgets; projections with respect to revenue, income, earnings (or loss) per share, capital expenditures, dividends, capital structure or other financial items; costs; and plans and objectives of management regarding operations and products, are forward-looking statements. These statements may include terminology such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “outlook”, “continue”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “prospects”, “plan”, or similar terminology. Forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside our control and are difficult to predict. If any of these risks and uncertainties materialize or other assumptions underlying any of the forward-looking statements prove to be incorrect, the actual results or developments may differ materially from any future results or developments expressed or implied by the forward-looking statements.
Factors, risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others: the many interrelated factors that affect consumer confidence and worldwide demand for capital goods and capital goods-related products; general economic conditions in each of our markets; changes in government policies regarding banking, monetary and fiscal policy; legislation, particularly relating to capital goods-related issues such as agriculture, the environment, debt relief and subsidy program policies, trade and commerce and infrastructure development; government policies on international trade and investment, including sanctions, import quotas, capital controls and tariffs; actions of competitors in the various industries in which we compete; development and use of new technologies and technological difficulties; the interpretation of, or adoption of new, compliance requirements with respect to engine emissions, safety or other aspects of our products; production difficulties, including capacity and supply constraints and excess inventory levels; labor relations; interest rates and currency exchange rates; inflation and deflation; energy prices; prices for agricultural commodities; housing starts and other construction activity; our ability to obtain financing or to refinance existing debt; a decline in the price of used vehicles; the resolution of pending litigation and investigations on a wide range of topics, including dealer and supplier litigation, follow-on private litigation in various jurisdictions after the settlement of the EU antitrust investigation announced on July 19, 2016, intellectual property rights disputes, product warranty and defective product claims, and emissions and/or fuel economy regulatory and contractual issues; the Company’s pension plans and other post-employment obligations; political and civil unrest; volatility and deterioration of capital and financial markets, including possible effects of “Brexit”, terror attacks in Europe and elsewhere, and other similar risks and uncertainties and our success in managing the risks involved in the foregoing. Further information concerning factors, risks, and uncertainties that could materially affect CNH Industrial’s financial results is included in CNH Industrial N.V.’s EU Annual Report at December 31, 2018, prepared in accordance with EU-IFRS and in its annual report on Form 20-F for the year ended December 31, 2018, prepared in accordance with U.S. GAAP. Investors should refer to and consider the incorporated information on risks, factors, and uncertainties in addition to the information presented here.
Forward-looking statements are based upon assumptions relating to the factors described in this filing, which are sometimes based upon estimates and data received from third parties. Such estimates and data are often revised. Our actual results could differ materially from those anticipated in such forward-looking statements. Forward-looking statements speak only as of the date on which such statements are made, and we undertake no obligation to update or revise publicly our forward-looking statements.
Further information concerning CNH Industrial and its businesses, including factors that potentially could materially affect CNH Industrial’s financial results, is included in CNH Industrial’s reports and filings with the U.S. Securities and Exchange Commission (“SEC”), the Autoriteit Financiële Markten (“AFM”) and Commissione Nazionale per le Società e la Borsa (“CONSOB”).
All future written and oral forward-looking statements by CNH Industrial or persons acting on the behalf of CNH Industrial are expressly qualified in their entirety by the cautionary statements contained herein or referred to above.

Board of Directors and Auditor 2

SEMI-ANNUAL REPORT ON OPERATIONS
(Unaudited)
GENERAL
CNH Industrial N.V. (the “Company” and collectively with its subsidiaries, “CNH Industrial” or the “CNH Industrial Group” or the “Group”) is incorporated in, and under the laws of, the Netherlands and has its corporate seat in Amsterdam, the Netherlands, and its principal office in London, England, United Kingdom. The Company was formed by the business combination transaction, completed on September 29, 2013, between Fiat Industrial S.p.A. (“Fiat Industrial”) and its majority owned subsidiary CNH Global N.V. (“CNH Global”). Unless otherwise indicated or the context otherwise requires, the terms “we”, “us” and “our” refer to CNH Industrial N.V. together with its subsidiaries.
CNH Industrial reports quarterly and annual consolidated financial results in accordance with accounting standards generally accepted in the United States (“U.S. GAAP”) for U.S. Securities and Exchange Commission (“SEC”) reporting purposes, and in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and adopted by the European Union (“EU-IFRS”) for European listing proposes and for Dutch law requirements. The reconciliation from EU-IFRS figures to U.S. GAAP is presented, on a voluntary basis, in the Notes to the Semi-Annual Condensed Consolidated Financial Statements.
Financial information included in this Semi-Annual Report has been prepared in accordance with EU-IFRS. This Semi-Annual Report is prepared using the U.S. dollar as the presentation currency, and with segment reporting based on the following five operating segments:

▪
Agriculture designs, manufactures and distributes a full line of farm machinery and implements, including two-wheel and four-wheel drive tractors, crawler tractors (Quadtrac®), combines, cotton pickers, grape and sugar cane harvesters, hay and forage equipment, planting and seeding equipment, soil preparation and cultivation implements and material handling equipment. Agricultural equipment is sold under the New Holland Agriculture and Case IH brands, as well as the STEYR, Kongskilde, Överum, and JF brands in Europe and the Miller brand, primarily in North America and Australia.

▪
Construction designs, manufactures and distributes a full line of construction equipment including excavators, crawler dozers, graders, wheel loaders, backhoe loaders, skid steer loaders, compact track loaders, and telehandlers. Construction equipment is sold under the CASE Construction Equipment and New Holland Construction brands.

▪
Commercial and Specialty Vehicles designs, manufactures and distributes a full range of light, medium, and heavy vehicles for the transportation and distribution of goods under the IVECO brand, commuter buses and touring coaches under the IVECO BUS (previously Iveco Irisbus) and Heuliez Bus brands, quarry and mining equipment under the IVECO ASTRA brand, firefighting vehicles under the Magirus brand, and vehicles for civil defense and peace-keeping missions under the Iveco Defence Vehicles brand.

▪
Powertrain designs, manufactures and distributes a range of engines, transmission systems and axles for on- and off-road applications, as well as for marine and power generation under the FPT Industrial brand.

▪
Financial Services offers a range of financial services to dealers and customers. Financial Services provides and administers retail financing to customers for the purchase or lease of new and used industrial equipment or vehicles and other equipment sold by CNH Industrial dealers. In addition, Financial Services provides wholesale financing to CNH Industrial dealers. Wholesale financing consists primarily of floor plan financing and allows the dealers to purchase and maintain a representative inventory of products. Financial Services also provides trade receivables factoring services to CNH Industrial companies.

Certain financial information in this report has been presented by geographic area. Starting from the first quarter of 2019, the composition of CNH Industrial's regions has been revised as follows: (1) North America; (2) Europe; (3) South America and (4) Rest of World. The geographic designations have the following meanings:

▪	North America (formerly NAFTA): United States, Canada and Mexico;

▪	Europe: member countries of the European Union, European Free Trade Association, Ukraine, and Balkans, formerly included in EMEA;

▪	South America (formerly LATAM): Central and South America, and the Caribbean Islands; and

▪
Rest of World: Continental Asia (including Turkey and Russia), Oceania and member countries of the Commonwealth of Independent States (excluding Ukraine), formerly included in APAC, and African continent and Middle East, formerly included in EMEA.

This Semi-Annual Report is unaudited.

Semi-Annual Report on Operations 3

Alternative performance measures (or “Non-GAAP financial measures”)
We monitor our operations through the use of several non-GAAP financial measures. We believe that these non-GAAP financial measures provide useful and relevant information regarding our operating results and enhance the readers' ability to assess CNH Industrial’s financial performance and financial position. Management uses these non-GAAP financial measures to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions as they provide additional transparency with respect to our core operations. These non-GAAP financial measures have no standardized meaning under EU-IFRS and are unlikely to be comparable to other similarly titled measures used by other companies and are not intended to be substitutes for measures of financial performance and financial position as prepared in accordance with EU-IFRS.
Our non-GAAP financial measures are defined as follows:

▪
Adjusted EBIT under EU-IFRS: is defined as profit/(loss) before taxes, financial income/(expense) of Industrial Activities, restructuring costs, and certain non-recurring items. In particular, non-recurring items are specifically disclosed items that management considers to be rare or discrete events that are infrequent in nature and not reflective of on-going operational activities.

▪	Adjusted EBITDA under EU-IFRS: is defined as Adjusted EBIT plus depreciation and amortization (including on assets sold under operating leases and assets sold under buy-back commitments).

▪
Adjusted EBIT under U.S. GAAP: is derived from financial information prepared in accordance with U.S. GAAP and is defined as net income (loss) before income taxes, interest expenses of Industrial Activities, net, restructuring expenses, the finance and non-service component of pension and other post-employment benefit costs, foreign exchange gains/(losses), and certain non-recurring items.

▪
Adjusted EBITDA under U.S. GAAP: is derived from financial information prepared in accordance with U.S. GAAP and is defined as Adjusted EBIT plus depreciation and amortization (including on assets sold under operating leases and assets sold under buy-back commitments).

▪
Adjusted Net Income (Loss) under U.S. GAAP: is derived from financial information prepared in accordance with U.S. GAAP and is defined as net income (loss), less restructuring charges and non-recurring items, after tax.

▪
Adjusted Diluted EPS under U.S. GAAP: is derived from financial information prepared in accordance with U.S. GAAP and is computed by dividing Adjusted Net Income (loss) attributable to CNH Industrial N.V. by a weighted-average number of common shares outstanding during the period that takes into consideration potential common shares outstanding deriving from the CNH Industrial share-based payment awards, when inclusion is not anti-dilutive. When we provide guidance for adjusted diluted EPS, we do not provide guidance on a earnings per share basis because the GAAP measure will include potentially significant items that have not yet occurred and are difficult to predict with reasonable certainty prior to year-end.

▪
Net Debt and Net Debt of Industrial Activities under EU-IFRS: Net Debt is defined as total debt plus other financial liabilities, net of cash and cash equivalents, current securities and other financial assets. We provide the reconciliation of Net Debt to Total Debt, which is the most directly comparable GAAP financial measure included in our consolidated statement of financial position. Due to different sources of cash flows used for the repayment of the debt between Industrial Activities and Financial Services (by cash from operations for Industrial Activities and by collection of financing receivables for Financial Services), management separately evaluates the cash flow performance of Industrial Activities using Net Debt of Industrial Activities.

▪
Net Debt and Net Debt of Industrial Activities under U.S. GAAP: are derived from financial information prepared in accordance with U.S. GAAP. Net Debt under U.S. GAAP is defined as total debt less intersegment notes receivable, cash and cash equivalents, restricted cash and derivative hedging debt.

▪
Free Cash Flow of Industrial Activities under EU-IFRS: refers to Industrial Activities, only, and is computed as consolidated cash flow from operating activities less: cash flow from operating activities of Financial Services; investments of Industrial Activities in property, plant and equipment and intangible assets; as well as other changes and intersegment eliminations.

▪	Available Liquidity: is defined as cash and cash equivalents plus restricted cash and undrawn committed facilities.

▪
Change excl. FX or Constant Currency: we discuss the fluctuations in revenues on a constant currency basis by applying the prior year average exchange rates to current year’s revenues expressed in local currency in order to eliminate the impact of foreign exchange rate fluctuations.

Semi-Annual Report on Operations 4

RESULTS OF OPERATIONS
Adoption of new accounting standards
Effective January 1, 2019, CNH Industrial has adopted IFRS 16 - Leases, replacing IAS 17 - Leases. IFRS 16 eliminates the classification of leases for the lessee as either operating leases or finance leases as required by IAS 17 and instead introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. CNH Industrial has applied the new lease standard using the modified retrospective approach, without recasting prior periods. On January 1, 2019 (date of first time adoption), CNH Industrial recognizes approximately $480 million right-of-use assets and lease liabilities in its consolidated statement of financial position, without transition effect to equity. The impact of the adoption of IFRS 16 on the condensed consolidated income statement for the three and six months ended June 30, 2019 and on the condensed consolidated statement of cash flows for the six months ended June 30, 2019 is immaterial. For additional information relating to the unaudited impact of adoption of the new standard, refer to paragraph “New standards and amendments effective from January 1, 2019” in the Notes to the Semi-Annual Condensed Consolidated Financial Statements at June 30, 2019, and to paragraphs “Impact of adoption of IFRS 16 on Adjusted EBIT and Adjusted EBITDA” and "Liquidity and Capital Resources - Consolidated Debt" in the Semi-Annual Report on Operations.
Introduction
The operations, and key financial measures and financial analysis, differ significantly for manufacturing and distribution businesses and financial services businesses; therefore, for a better understanding of our operations and financial results, we present the following table providing the consolidated income statements and a breakdown of CNH Industrial results between Industrial Activities and Financial Services. Industrial Activities represent the activities carried out by the four industrial segments Agriculture, Construction, Commercial and Specialty Vehicles, and Powertrain, as well as Corporate functions. The parent company, CNH Industrial N.V., is included under Industrial Activities as well as subsidiaries that provide centralized treasury services (i.e., raising funding in the market and financing Group subsidiaries). The activities of the treasury subsidiaries do not include the offer of financing to third parties.

Semi-Annual Report on Operations 5

Three Months Ended June 30, 2019 Compared to Three Months Ended June 30, 2018
Consolidated Results of Operations(*)

	Three Months Ended June 30, 2019			Three Months Ended June 30, 2018
($ million)	Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services
Net revenues	7,577	7,092	518	8,031	7,580	498
Cost of sales	6,146	5,814	366	6,461	6,191	317
Selling, general and administrative costs	538	499	39	588	546	42
Research and development costs	281	281	—	264	264	—
Result from investments	13	8	5	23	17	6
Gains/(losses) on disposal of investments	—	—	—	—	—	—
Restructuring costs	30	28	2	7	7	—
Other income/(expenses)(1)	(26)	(26)	1	493	494	(1)
Financial income/(expenses)	(63)	(63)	—	(186)	(186)	—
PROFIT/(LOSS) BEFORE TAXES	506	389	117	1,041	897	144
Income tax (expense)	(123)	(95)	(28)	(256)	(216)	(40)
PROFIT/(LOSS) FOR THE PERIOD	383	294	89	785	681	104
Result from intersegment investments(**)	—	89	—	—	104	—
PROFIT/(LOSS) FOR THE PERIOD	383	383	89	785	785	104
Notes:
(*) Transactions between Industrial Activities and Financial Services have been eliminated to arrive to the consolidated data.
(**) Investments held by subsidiaries belonging to one segment in subsidiaries included in the other segment are accounted for under the equity method and are classified in this item.

(1)	In the three months ended June 30, 2018, Other income/(expenses) included a pre-tax gain of $527 million related to the modification of a healthcare plan in the U.S.
Net revenues
We recorded net revenues of $7,577 million for the second quarter of 2019, down 5.7% compared to the second quarter of 2018 (up 0.2% on a constant currency basis). Net revenues of Industrial Activities were $7,092 million in the second quarter of 2019, down 6.4% compared to the second quarter of 2018 (down 0.5% on a constant currency basis), with positive price realization more than offset by lower sales volume and negative currency translation impact.
Cost of sales
Cost of sales were $6,146 million for the second quarter of 2019 compared with $6,461 million for the second quarter of 2018. As a percentage of net revenues of Industrial Activities, cost of sales was 82.0% in the second quarter of 2019 (81.7% for the second quarter of 2018).
Selling, general and administrative costs
Selling, general and administrative costs were $538 million during the second quarter of 2019 (7.1% of net revenues), down $50 million compared to the second quarter of 2018 (7.3% of net revenues).
Research and development costs
For the second quarter of 2019, research and development (“R&D”) costs were $281 million ($264 million for the second quarter of 2018) and included all R&D costs not recognized as assets amounting to $171 million ($144 million in the second quarter of 2018), and the amortization of capitalized development costs of $110 million ($120 million in the second quarter of 2018). During the period, CNH Industrial capitalized new development costs of $107 million ($125 million in the second quarter of 2018). The costs in both periods were primarily attributable to spending on engine development costs associated with emission requirements and continued investment in new products.
Result from investments
Result from investments was a net gain of $13 million and $23 million for the second quarter of 2019 and 2018, respectively.

Semi-Annual Report on Operations 6

Restructuring costs
Restructuring costs for the second quarter of 2019 were $30 million compared to $7 million for the second quarter of 2018. The costs in the second quarter of 2019 were primarily attributable to actions by CNH Industrial in conjunction with the previously announced launch of a new organization structure focused on operating segments.
Other income/(expenses)
Other expenses were $26 million for the second quarter of 2019 compared to Other income of $493 million in the second quarter of 2018, which included a pre-tax gain of $527 million related to the modification of a healthcare plan in the U.S. (the "Benefit Modification gain") following the favorable judgment issued by the United States Supreme Court announced on April 16, 2018.
Financial income/(expenses)
Net financial expenses were $63 million for the second quarter of 2019 compared to $186 million for the second quarter of 2018. The decrease was primarily attributable to lower negative foreign exchange impact, the refinancing and early retirement of certain high-yield debt, as well as lower average indebtedness.
Income tax (expense)

	Three Months Ended June 30,
($ million)	2019	2018
Profit before taxes	506	1,041
Income tax (expense)	(123)	(256)
Effective tax rate	24.3%	24.6%
Income tax expense for the second quarter of 2019 was $123 million compared to $256 million for the second quarter of 2018. The effective tax rates for the second quarter of 2019 and 2018 were 24.3% and 24.6%, respectively. Excluding the impacts of restructuring in both periods and the Benefit Modification gain in 2018, the effective tax rates were 24% and 25% in the second quarter of 2019 and 2018, respectively.
Profit/(loss) for the period
Net profit was $383 million in the second quarter of 2019 compared to $785 million in the second quarter of 2018, which included the after-tax gain of $399 million related to the modification of a healthcare plan in the U.S. previously mentioned.

Semi-Annual Report on Operations 7

Industrial Activities Performance
The following tables show net revenues, Adjusted EBIT and Adjusted EBITDA by segment. We have also included a discussion of our results by Industrial Activities and each of our business segments.
Net revenues by segment

	Three Months Ended June 30,
($ million)	2019	2018	% change	% change excl. FX
Agriculture	3,105	3,312	-6.3	-1.3
Construction	757	799	-5.3	-2.8
Commercial and Specialty Vehicles	2,707	2,889	-6.3	1.4
Powertrain	1,140	1,219	-6.5	1.9
Eliminations and Other	(617)	(639)	—	—
Total Net revenues of Industrial Activities	7,092	7,580	-6.4	-0.5
Financial Services	518	498	4.0	8.9
Eliminations and Other	(33)	(47)	—	—
Total Net revenues	7,577	8,031	-5.7	0.2

Adjusted EBIT by segment

	Three Months Ended June 30,
($ million)	2019	2018	Change	2019 Adjusted EBIT margin	2018 Adjusted EBIT margin
Agriculture	310	388	-78	10.0%	11.7%
Construction	22	28	-6	2.9%	3.5%
Commercial and Specialty Vehicles	101	99	2	3.7%	3.4%
Powertrain	93	108	-15	8.2%	8.9%
Unallocated items, eliminations and other	(46)	(60)	14	—	—
Total Adjusted EBIT of Industrial Activities	480	563	-83	6.8%	7.4%
Financial Services	119	144	-25	23.0%	28.9%
Eliminations and Other	—	—	—	—	—
Total Adjusted EBIT	599	707	-108	7.9%	8.8%

Semi-Annual Report on Operations 8

Adjusted EBITDA by segment

	Three Months Ended June 30,
($ million)	2019	2018	Change	2019 Adjusted EBITDA margin	2018 Adjusted EBITDA margin
Agriculture	446	526	-80	14.4%	15.9%
Construction	49	55	-6	6.5%	6.9%
Commercial and Specialty Vehicles	279	282	-3	10.3%	9.8%
Powertrain	138	153	-15	12.1%	12.6%
Unallocated items, eliminations and other	(45)	(60)	15	—	—
Total Adjusted EBITDA of Industrial Activities	867	956	-89	12.2%	12.6%
Financial Services	179	205	-26	34.6%	41.2%
Eliminations and Other	—	—	—	—	—
Total Adjusted EBITDA	1,046	1,161	-115	13.8%	14.5%
Net revenues of Industrial Activities were $7,092 million during the second quarter of 2019, down 6.4% compared to the second quarter of 2018 (down 0.5% on a constant currency basis), with currency translation impact and unfavorable volume and mix more than offsetting positive price realization performance in Agriculture, Construction and Commercial and Specialty Vehicles.
Adjusted EBIT of Industrial Activities was $480 million during the second quarter of 2019, compared to $563 million during the second quarter of 2018, with an Adjusted EBIT margin of 6.8%, down 60 basis points (“bps”) compared to the second quarter of 2018.
Adjusted EBITDA of Industrial Activities was $867 million during the second quarter of 2019 compared to $956 million during the second quarter of 2018, with an Adjusted EBITDA margin of 12.2% (12.6% in the second quarter of 2018).

Semi-Annual Report on Operations 9

The following tables summarize the reconciliation of Adjusted EBIT and Adjusted EBITDA, non-GAAP financial measures, to consolidated profit/(loss), the most comparable EU-IFRS financial measure, for the three months ended June 30, 2019 and 2018.

	Three Months Ended June 30, 2019
($ million)	Agriculture	Construction	Commercial and Specialty Vehicles	Powertrain	Unallocated items, elimination and other	Total Industrial Activities	Financial Services	Total
Profit/(loss)(1)						294	89	383
Add back:
Financial expenses						63	—	63
Income tax expense						95	28	123
Adjustments:
Restructuring costs	15	5	7	—	1	28	2	30
Adjusted EBIT	310	22	101	93	(46)	480	119	599
Depreciation and amortization	136	27	99	45	1	308	1	309
Depreciation of assets under operating leases and assets sold with buy-back commitments	—	—	79	—	—	79	59	138
Adjusted EBITDA	446	49	279	138	(45)	867	179	1,046

(1)	For Industrial Activities, net income (loss) net of “Results from intersegment investments”.

				Three Months Ended June 30, 2018
($ million)	Agriculture	Construction	Commercial and Specialty Vehicles	Powertrain	Unallocated items, elimination and other	Total Industrial Activities	Financial Services	Total
Profit/(loss)(1)						681	104	785
Add back:
Financial expenses						186	—	186
Income tax expense						216	40	256
Adjustments:
Restructuring costs	1	—	5	1	—	7	—	7
Pre-tax gain related to the modification of a healthcare plan in the U.S.	—	—	—	—	(527)	(527)	—	(527)
Adjusted EBIT	388	28	99	108	(60)	563	144	707
Depreciation and amortization	137	27	89	45	—	298	1	299
Depreciation of assets under operating leases and assets sold with buy-back commitments	1	—	94	—	—	95	60	155
Adjusted EBITDA	526	55	282	153	(60)	956	205	1,161

(1)	For Industrial Activities, net income (loss) net of “Results from intersegment investments”.

Semi-Annual Report on Operations 10

Agriculture
Net revenues
The following table shows Agriculture net revenues by geographic region for the three months ended June 30, 2019 compared to the three months ended June 30, 2018:
Agriculture Net revenues – by geographic region:

	Three Months Ended June 30,
($ million)	2019	2018	% Change
North America	1,107	1,077	2.8
Europe	1,201	1,338	-10.2
South America	386	353	9.3
Rest of World	411	544	-24.4
Total	3,105	3,312	-6.3
Agriculture's net revenues decreased 6.3% in the second quarter of 2019 compared to the second quarter of 2018 (down 1.3% on a constant currency basis) due to lower sales volume in Europe and Rest of World, partially offset by positive price realization performance across all geographies.
For the second quarter of 2019, worldwide industry unit sales for tractors were down 11% compared to the second quarter of 2018, while worldwide industry sales for combines were down 7%. In North America, industry volumes in the over 140 horsepower (“hp”) tractor market sector were down 5% and combines were down 19%. Industry volumes for under 140 hp tractors in North America were flat. European markets were up 9% and down 22% for tractors and combines, respectively. In South America, the tractor market decreased 18% and the combine market decreased 13%. Rest of World markets decreased 16% for tractors and increased 1% for combines.
Adjusted EBIT
Adjusted EBIT was $310 million in the second quarter of 2019 ($388 million in the second quarter of 2018), with Adjusted EBIT margin at 10.0%. Positive net price realization was more than offset by unfavorable volume and mix, higher product costs primarily related to increased raw material costs and tariffs, and increased product development expenses driven by investments in precision farming and the introduction of Stage V engine applications.
Construction
Net revenues
The following table shows Construction net revenues by geographic region for the three months ended June 30, 2019 compared to the three months ended June 30, 2018:
Construction Net revenues – by geographic region:

	Three Months Ended June 30,
($ million)	2019	2018	% change
North America	391	403	-3.0
Europe	132	135	-2.2
South America	89	93	-4.3
Rest of World	145	168	-13.7
Total	757	799	-5.3
Construction's net revenues decreased 5.3% in the second quarter of 2019 compared to the second quarter of 2018 (down 2.8% on a constant currency basis). Positive price realization was more than offset by unfavorable volume and mix in North America due to selective inventory destocking actions in our dealer network, and weaker end-user demand in certain key markets in Rest of World.

Semi-Annual Report on Operations 11

During the second quarter of 2019, Construction’s worldwide compact equipment industry sales were flat compared to the second quarter of 2018. Worldwide general equipment and road building and site equipment industry sales were down 5% and 8%, respectively.
Adjusted EBIT
Adjusted EBIT was $22 million in the second quarter of 2019 ($28 million in the second quarter of 2018), with an Adjusted EBIT margin of 2.9%. Positive net price realization, mainly in North America, was more than offset by higher product costs primarily related to increased raw material costs and tariffs.
Commercial and Specialty Vehicles
Net revenues
The following table shows Commercial and Specialty Vehicles’ net revenues by geographic region for the three months ended June 30, 2019 compared to the three months ended June 30, 2018:
Commercial and Specialty Vehicles Net revenues – by geographic region:

	Three Months Ended June 30,
($ million)	2019	2018	% change
North America	15	2	n.m.
Europe	2,173	2,330	-6.7
South America	175	226	-22.6
Rest of World	344	331	3.9
Total	2,707	2,889	-6.3
n.m. - not meaningful.
Commercial and Specialty Vehicles’ net revenues decreased 6.3% in the second quarter of 2019 compared to the second quarter of 2018 (up 1.4% on a constant currency basis). Higher industry volume, mainly in Europe, was more than offset by unfavorable mix and negative impact of foreign currency translation.
During the second quarter of 2019, the European truck market (GVW ≥3.5 tons), excluding U.K. and Ireland, increased 17% compared to the same period in 2018. In Europe, the Light Commercial Vehicles (“LCV”) market (GVW 3.5-7.49 tons) increased 13% and the Medium & Heavy (“M&H”) truck market (GVW ≥7.5 tons) increased 25%. In South America, new truck registrations (GVW ≥3.5 tons) increased 23% over the same period of 2018 with an increase of 49% in Brazil, partially offset by a decrease of 46% in Argentina. In Rest of World, new truck registrations decreased by 8%.
In the second quarter of 2019, trucks’ estimated market share in the European truck market (GVW ≥3.5 tons), excluding U.K. and Ireland, was 10.3%, down 1.8 percentage points ("p.p.") compared to the second quarter of 2018. Trucks' market share in South America in the second quarter of 2019 was 8.0%, down 2.3 p.p. compared to the second quarter of 2018.
Commercial and Specialty Vehicles delivered approximately 37,500 vehicles (including buses and specialty vehicles) in the second quarter of 2019, representing a 7% decrease from the same prior-year period. Volumes were 6% lower in LCV and 8% lower in M&H truck segments. Commercial and Specialty Vehicles’ deliveries were 4% lower in Europe, decreased 29% in South America and decreased 12% in Rest of World.
In the second quarter of 2019, trucks’ ratio of orders received to units shipped and billed, or book-to-bill ratio, for the European truck market was 0.91. In the second quarter of 2019, truck order intake in Europe increased 9% compared to the second quarter of 2018, with an increase of 8% and 10% in LCV and in M&H, respectively.
Adjusted EBIT
Adjusted EBIT was $101 million in the second quarter of 2019, up $2 million compared to the second quarter of 2018, driven by positive net price realization and lower selling, general and administrative costs, partially offset by higher product content cost and unfavorable foreign exchange impacts. Adjusted EBIT margin increased 30 bps to 3.7% compared to the second quarter of 2018.

Semi-Annual Report on Operations 12

Powertrain
Net revenues
Powertrain's net revenues decreased 6.5% in the second quarter of 2019 compared to the second quarter of 2018 (up 1.9% on a constant currency basis), due to slightly lower sales volume and negative impact of foreign currency translation. Sales to external customers accounted for 48% of total net revenues (49% in the second quarter of 2018).
During the second quarter of 2019, Powertrain sold approximately 162,500 engines, a decrease of 1% compared to the second quarter of 2018. In terms of major customers, 25% of engine units were supplied to Commercial and Specialty Vehicles, 19% to Agriculture, 4% to Construction and the remaining 52% to external customers. Additionally, Powertrain delivered approximately 17,700 transmissions, a decrease of 11% compared to the second quarter of 2018, and approximately 50,100 axles, a decrease of 1% compared to the second quarter of 2018.
Adjusted EBIT
Adjusted EBIT was $93 million for the second quarter of 2019 ($108 million in the second quarter of 2018), with manufacturing efficiencies more than offset by higher product development expenses and negative foreign exchange impacts. Adjusted EBIT margin was 8.2% in the second quarter of 2019 (8.9% in the second quarter of 2018).
Financial Services Performance
Net revenues
Financial Services' net revenues totaled $518 million in the second quarter of 2019, a 4.0% increase compared to the second quarter of 2018 (up 8.9% on a constant currency basis), primarily due to increased used equipment sales in North America and higher average portfolios in South America and Rest of World, partially offset by pricing.
Net income
Net income of Financial Services was $89 million for the second quarter of 2019, a decrease of $15 million compared to the second quarter of 2018 primarily attributable to pricing and the one-time credit loss provision releases incurred in 2018, partially offset by higher average portfolios in South America and Rest of World and lower income taxes.
In the second quarter of 2019, retail loan originations, including unconsolidated joint ventures, were $2.5 billion, relatively flat compared to the second quarter of 2018. The managed portfolio, including unconsolidated joint ventures, was $26.9 billion as of June 30, 2019 (of which retail was 60% and wholesale 40%), up $1.0 billion compared to June 30, 2018. Excluding the impact of currency translation, the managed portfolio increased $1.3 billion compared to the same period in 2018.

Semi-Annual Report on Operations 13

Six Months Ended June 30, 2019 Compared to Six Months Ended June 30, 2018
Consolidated Results of Operations(*)

	Six Months Ended June 30, 2019			Six months ended June 30, 2018
($ million)	Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services
Net revenues	14,011	13,095	990	14,783	13,880	1,000
Cost of sales	11,311	10,714	672	11,998	11,452	643
Selling, general and administrative costs	1,071	991	80	1,158	1,074	84
Research and development costs	555	555	—	526	526	—
Result from investments	17	4	13	44	27	17
Gains/(losses) on disposal of investments	—	—	—	—	—	—
Restructuring costs	36	34	2	10	10	—
Other income/(expenses)(1)	(50)	(48)	(1)	454	457	(3)
Financial income/(expenses)	(135)	(135)	—	(306)	(306)	—
PROFIT/(LOSS) BEFORE TAXES	870	622	248	1,283	996	287
Income tax (expense)	(216)	(154)	(62)	(314)	(234)	(80)
PROFIT/(LOSS) FOR THE PERIOD	654	468	186	969	762	207
Result from intersegment investments(**)	—	186	—	—	207	—
PROFIT/(LOSS) FOR THE PERIOD	654	654	186	969	969	207
Notes:
(*) Transactions between Industrial Activities and Financial Services have been eliminated to arrive to the consolidated data.
(**) Investments held by subsidiaries belonging to one segment in subsidiaries included in the other segment are accounted for under the equity method and are classified in this item.

(1)	In the six months ended June 30, 2018, Other income/(expenses) included a pre-tax gain of $527 million related to the modification of a healthcare plan in the U.S.

Net revenues
We recorded net revenues of $14,011 million for the six months ended June 30, 2019, a decrease of 5.2% (up 1.8% on a constant currency basis) compared to the six months ended June 30, 2018. Net revenues of Industrial Activities were $13,095 million in the six months ended June 30, 2019, a decrease of 5.7% (up 1.5% on a constant currency basis) compared to the prior period as result of an unfavorable foreign currency translation impact and lower sales volume.
Cost of sales
Cost of sales were $11,311 million for the six months ended June 30, 2019 compared with $11,998 million for the six months ended June 30, 2018. As a percentage of net revenues of Industrial Activities, cost of sales was 81.8% in the six months ended June 30, 2019 (82.5% for the six months ended June 30, 2018).
Selling, general and administrative costs
Selling, general and administrative costs were $1,071 million during the six months ended June 30, 2019 (7.6% of net revenues), down $87 million compared to the six months ended June 30, 2018 (7.8% of net revenues).
Research and development costs
For the six months ended June 30, 2019, R&D costs were $555 million ($526 million for the six months ended June 30, 2018) and included all R&D costs not recognized as assets amounting to $332 million ($284 million in the six months ended June 30, 2018), $2 million impairment losses (zero in the six months ended June 30, 2018) and the amortization of capitalized development costs of $221 million ($242 million in the six months ended June 30, 2018). During the period, CNH Industrial capitalized new development costs of $196 million ($221 million in the six months ended June 30, 2018). The costs in both periods were primarily attributable to spending on engine development costs associated with emission requirements and continued investment in new products.
Result from investments
Result from investments was a net gain of $17 million and $44 million for the six months ended June 30, 2019 and 2018, respectively.

Semi-Annual Report on Operations 14

Restructuring costs
Restructuring costs for the six months ended June 30, 2019 were $36 million compared to $10 million for the six months ended June 30, 2018. The costs in the six months ended June 30, 2019 were primarily attributable to actions by the CNH Industrial in conjunction with the previously announced launch of a new organization structure focused on operating segments.
Other income/(expenses)
Other expenses were $50 million for the six months ended June 30, 2019 compared to other income of $454 million in the six months ended June 30, 2018, which included the Benefit Modification gain of $527 million.
Financial income/(expenses)
Net financial expenses were $135 million for the six months ended June 30, 2019 compared to $306 million for the six months ended June 30, 2018. The decrease was primarily attributable to lower negative foreign exchange impact, the refinancing and early retirement of certain high-yield debt, as well as lower average indebtedness.
Income tax (expense)

	Six Months Ended June 30,
($ million)	2019	2018
Profit before taxes	870	1,283
Income tax (expense)	(216)	(314)
Effective tax rate	24.8%	24.5%
Income tax expense for the six months ended June 30, 2019 was $216 million compared to $314 million for the six months ended June 30, 2018. The effective tax rates for the six months ended June 30, 2019 and 2018 were 24.8% and 24.5%, respectively. Excluding the impacts of restructuring in both periods and the Benefit Modification gain in 2018, the effective tax rates were 24% and 25% in in the six months ended June 30, 2019 and 2018, respectively.
Profit/(loss) for the period
Net profit was $654 million in the six months ended June 30, 2019 compared to $969 million in the six months ended June 30, 2018, which included the after-tax gain of $399 million related to the benefit modification of a health care plan in the U.S. previously mentioned.

Semi-Annual Report on Operations 15

Industrial Activities Performance
The following tables show net revenues, Adjusted EBIT and Adjusted EBITDA by segment. We have also included a discussion of our results by Industrial Activities and each of our business segments.
Net revenues by segment

	Six Months Ended June 30,
($ million)	2019	2018	% change	% change excl. FX
Agriculture	5,595	5,891	-5.0	1.3
Construction	1,397	1,481	-5.7	-2.6
Commercial and Specialty Vehicles	5,118	5,384	-4.9	4.1
Powertrain	2,173	2,405	-9.6	-0.5
Eliminations and Other	(1,188)	(1,281)	—	—
Total Net revenues of Industrial Activities	13,095	13,880	-5.7	1.5
Financial Services	990	1,000	-1.0	5.2
Eliminations and Other	(74)	(97)	—	—
Total Net revenues	14,011	14,783	-5.2	1.8

Adjusted EBIT by segment

	Six Months Ended June 30,
($ million)	2019	2018	Change	2019 Adjusted EBIT margin	2018 Adjusted EBIT margin
Agriculture	490	555	-65	8.8%	9.4%
Construction	31	20	11	2.2%	1.4%
Commercial and Specialty Vehicles	184	143	41	3.6%	2.7%
Powertrain	184	198	-14	8.5%	8.2%
Unallocated items, eliminations and other	(98)	(131)	33	—	—
Total Adjusted EBIT of Industrial Activities	791	785	6	6.0%	5.7%
Financial Services	250	287	-37	25.3%	28.7%
Eliminations and Other	—	—	—	—	—
Total Adjusted EBIT	1,041	1,072	-31	7.4%	7.3%

Semi-Annual Report on Operations 16

Adjusted EBITDA by segment

	Six Months Ended June 30,
($ million)	2019	2018	Change	2019 Adjusted EBITDA margin	2018 Adjusted EBITDA margin
Agriculture	767	832	-65	13.7%	14.1%
Construction	85	75	10	6.1%	5.1%
Commercial and Specialty Vehicles	542	520	22	10.6%	9.7%
Powertrain	274	288	-14	12.6%	12.0%
Unallocated items, eliminations and other	(96)	(130)	34	—	—
Total Adjusted EBITDA of Industrial Activities	1,572	1,585	-13	12.0%	11.4%
Financial Services	376	416	-40	38.0%	41.6%
Eliminations and Other	—	—	—	—	—
Total Adjusted EBITDA	1,948	2,001	-53	13.9%	13.5%
Net revenues of Industrial Activities were $13,095 million during the six months ended June 30, 2019, down 5.7% compared to the six months ended June 30, 2018 (up 1.5% on a constant currency basis), as result of an unfavorable foreign currency translation impact and lower sales volume.
Adjusted EBIT of Industrial Activities was $791 million during the six months ended June 30, 2019, compared to $785 million during the six months ended June 30, 2018, with an Adjusted EBIT margin of 6.0%, up 30 bps compared to the six months ended June 30, 2018.
Adjusted EBITDA of Industrial Activities was $1,572 million during the six months ended June 30, 2019 compared to $1,585 million during the six months ended June 30, 2018, with an Adjusted EBITDA margin of 12.0%, up 60 bps compared to the six months ended June 30, 2018.

Semi-Annual Report on Operations 17

The following tables summarize the reconciliation of Adjusted EBIT and Adjusted EBITDA, non-GAAP financial measures, to consolidated profit/(loss), the most comparable EU-IFRS financial measure, for the six months ended June 30, 2019 and 2018.

	Six Months Ended June 30, 2019
($ million)	Agriculture	Construction	Commercial and Specialty Vehicles	Powertrain	Unallocated items, elimination and other	Total Industrial Activities	Financial Services	Total
Profit/(loss)(1)						468	186	654
Add back:
Financial expenses						135	—	135
Income tax expense						154	62	216
Adjustments:
Restructuring costs	17	4	12	—	1	34	2	36
Adjusted EBIT	490	31	184	184	(98)	791	250	1,041
Depreciation and amortization	277	54	200	90	2	623	2	625
Depreciation of assets under operating leases and assets sold with buy-back commitments	—	—	158	—	—	158	124	282
Adjusted EBITDA	767	85	542	274	(96)	1,572	376	1,948

(1)	For Industrial Activities, net income (loss) net of “Results from intersegment investments”.

				Six Months Ended June 30, 2018
($ million)	Agriculture	Construction	Commercial and Specialty Vehicles	Powertrain	Unallocated items, elimination and other	Total Industrial Activities	Financial Services	Total
Profit/(loss)(1)						762	207	969
Add back:
Financial expenses						306	—	306
Income tax expense						234	80	314
Adjustments:
Restructuring costs	1	—	8	1	—	10	—	10
Pre-tax gain related to the modification of a healthcare plan in the U.S.	—	—	—	—	(527)	(527)	—	(527)
Adjusted EBIT	555	20	143	198	(131)	785	287	1,072
Depreciation and amortization	276	55	181	90	1	603	3	606
Depreciation of assets under operating leases and assets sold with buy-back commitments	1	—	196	—	—	197	126	323
Adjusted EBITDA	832	75	520	288	(130)	1,585	416	2,001

(1)	For Industrial Activities, net income (loss) net of “Results from intersegment investments”.

Semi-Annual Report on Operations 18

Agriculture
Net revenues
The following table shows Agriculture net revenues by geographic region for the six months ended June 30, 2019 compared to the six months ended June 30, 2018:
Agriculture Net revenues – by geographic region:

	Six Months Ended June 30,
($ million)	2019	2018	% Change
North America	1,966	1,848	6.4
Europe	2,133	2,291	-6.9
South America	730	709	3.0
Rest of World	766	1,043	-26.6
Total	5,595	5,891	-5.0
Agriculture's net revenues decreased 5.0% in the six months ended June 30, 2019 compared to the six months ended June 30, 2018 (up 1.3% on a constant currency basis) as a result of lower sales volume in Europe and Rest of World, and negative impact of foreign currency translation, partially offset by positive price realization performance across all geographies.
For the six months ended June 30, 2019, worldwide industry unit sales for tractors were down 9% compared to the six months ended June 30, 2018, while worldwide industry sales for combines were down 1%. In North America, industry volumes in the over 140 hp tractor market sector were down 4% and combines were down 2%. Industry volumes for under 140 hp tractors in North America were up 1%. European markets were up 11% and down 19% for tractors and combines, respectively. In South America, the tractor market decreased 9% and the combine market increased 12%. Rest of World markets decreased 13% for tractors and increased 4% for combines.
Adjusted EBIT
Adjusted EBIT was $490 million in the six months ended June 30, 2019 ($555 million in the six months ended June 30, 2018), with Adjusted EBIT margin at 8.8%. Positive net price realization was more than offset by unfavorable volume and mix, raw material headwinds and higher production costs and tariffs, as well as higher product development expenses compared to the first six months of 2018.
Construction
Net revenues
The following table shows Construction net revenues by geographic region for the six months ended June 30, 2019 compared to the six months ended June 30, 2018:
Construction Net revenues – by geographic region:

	Six Months Ended June 30,
($ million)	2019	2018	% change
North America	694	725	-4.3
Europe	266	273	-2.6
South America	159	169	-5.9
Rest of World	278	314	-11.5
Total	1,397	1,481	-5.7
Construction's net revenues decreased 5.7% in the six months ended June 30, 2019 compared to the six months ended June 30, 2018 (down 2.6% on a constant currency basis) primarily due to selective inventory destocking actions in our North American dealer network, and weaker markets in Rest of World more than offsetting positive price realization across all geographies.
During the six months ended June 30, 2019, Construction’s worldwide compact equipment industry sales were up 5% compared to the six months ended June 30, 2018, while worldwide general equipment industry sales were flat compared to the six months ended June 30, 2018 and worldwide road building and site equipment industry sales were down 7%.

Semi-Annual Report on Operations 19

Adjusted EBIT
Adjusted EBIT was $31 million for the six months ended June 30, 2019 (up $11 million compared to the six months ended June 30, 2018), with an Adjusted EBIT margin of 2.2%. The increase in profit was primarily the result of positive net price realization, mainly in North America, more than offsetting higher production costs and tariffs.
Commercial and Specialty Vehicles
Net revenues
The following table shows Commercial and Specialty Vehicles’ net revenues by geographic region for the six months ended June 30, 2019 compared to the six months ended June 30, 2018:
Commercial and Specialty Vehicles Net revenues – by geographic region:

	Six Months Ended June 30,
($ million)	2019	2018	% change
North America	30	6	n.m.
Europe	4,139	4,328	-4.4
South America	313	388	-19.3
Rest of World	636	662	-3.9
Total	5,118	5,384	-4.9
n.m. - not meaningful.
Commercial and Specialty Vehicles’ net revenues decreased 4.9% in the six months ended June 30, 2019 compared to the six months ended June 30, 2018 (up 4.1% on a constant currency basis). Higher industry volume and favorable product mix, mainly in Europe, were more than offset by the negative impact of foreign currency translation.
During the six months ended June 30, 2019, the European truck market (GVW ≥3.5 tons), excluding U.K. and Ireland, increased 13% compared to the same period in 2018. In Europe, the LCV market (GVW 3.5-7.49 tons) increased 12% and the M&H truck market (GVW ≥7.5 tons) increased 14%. In South America, new truck registrations (GVW ≥3.5 tons) increased 20% over the same period of 2018 with an increase of 50% in Brazil, partially offset by a decrease of 49% in Argentina. In Rest of World, new truck registrations decreased by 8%.
In the six months ended June 30, 2019, trucks’ estimated market share in the European truck market (GVW ≥3.5 tons), excluding U.K. and Ireland, was 10.4%, down 1.5 p.p. compared to the six months ended June 30, 2018. In the six months ended June 30, 2019, trucks' market share in South America was 8.0%, down 2.6 p.p. compared to the six months ended June 30, 2018.
Commercial and Specialty Vehicles delivered approximately 70,500 vehicles (including buses and specialty vehicles) in the six months ended June 30, 2019, representing a 4% decrease compared to the same period of 2018. Volumes were flat in LCV and 16% lower in M&H truck segments. Commercial and Specialty Vehicles’ deliveries were lower 2% in Europe, and decreased 14% and 11% in South America and in Rest of World, respectively.
Adjusted EBIT
Adjusted EBIT was $184 million for the six months ended June 30, 2019, up $41 million compared to the six months ended June 30, 2018. The increase was the result of positive volume, favorable product mix and lower selling, general and administrative costs, partially offset by higher product content cost and unfavorable foreign exchange impacts. Adjusted EBIT margin increased 90 bps to 3.6% compared to the six months ended June 30, 2018.

Semi-Annual Report on Operations 20

Powertrain
Net revenues
Powertrain's net revenues decreased 9.6% in the six months ended June 30, 2019 compared to the six months ended June 30, 2018 (down 0.5% on a constant currency basis) due to lower sales volume. Sales to external customers accounted for 48% of total net revenues (49% in the six months ended June 30, 2018).
During the six months ended June 30, 2019, Powertrain sold approximately 309,200 engines, a decrease of 2% compared to the six months ended June 30, 2018. In terms of major customers, 26% of engine units were supplied to Commercial and Specialty Vehicles, 17% to Agriculture, 5% to Construction and the remaining 52% to external customers. Additionally, Powertrain delivered approximately 35,100 transmissions, a decrease of 11% compared to the six months ended June 30, 2018, and approximately 97,100 axles, a decrease of 4% compared to the six months ended June 30, 2018.
Adjusted EBIT
Adjusted EBIT was $184 million for the six months ended June 30, 2019 ($198 million in the six months ended June 30, 2018). Favorable product mix and manufacturing efficiencies were more than offset by higher product development expenses and negative foreign exchange impacts. Adjusted EBIT margin increased 30 bps to 8.5% in the six months ended June 30, 2019.
Financial Services Performance
Net revenues
Financial Services' net revenues totaled $990 million in the six months ended June 30, 2019, a 1.0% decrease compared to the six months ended June 30, 2018 (up 5.2% on a constant currency basis), primarily due to pricing and the negative impact of foreign currency translation, partially offset by higher used equipment sales in North America and higher average portfolios in South America and Rest of World.
Net income
Net income of Financial Services was $186 million for the six months ended June 30, 2019 compared to $207 million for the six months ended June 30, 2018. The decrease is primarily attributable to pricing and the negative impact from currency translation, partially offset by higher average portfolios in South America and Rest of World, improved operating lease performance, as well as lower income taxes.
In the six months ended June 30, 2019, retail loan originations, including unconsolidated joint ventures, were $4.7 billion, relatively flat compared to the six months ended June 30, 2018. The managed portfolio, including unconsolidated joint ventures, was $26.9 billion as of June 30, 2019 (of which retail was 60% and wholesale 40%), up $1.0 billion compared to June 30, 2018 (up $1.3 billion on a constant currency basis).

Semi-Annual Report on Operations 21

Impact of adoption of IFRS 16 on Adjusted EBIT and Adjusted EBITDA
The following tables show the unaudited impact of the adoption of IFRS 16 on Adjusted EBIT, Adjusted EBIT margin, Adjusted EBITDA and Adjusted EBITDA margin by segment in the three and six months ended June 30, 2019.
Adjusted EBIT by segment

	Three Months Ended June 30, 2019
($ million)	As reported	Amounts without adoption of IFRS 16	Effect of change higher/(lower)	2019 Adjusted EBIT margin as reported	2019 Adjusted EBIT margin without adoption of IFRS 16	Effect of change higher/(lower) bps
Agriculture	310	309	1	10.0%	10.0%	—
Construction	22	22	—	2.9%	2.9%	—
Commercial and Specialty Vehicles	101	100	1	3.7%	3.7%	—
Powertrain	93	93	—	8.2%	8.2%	—
Unallocated items, eliminations and other	(46)	(46)	—	—	—	—
Total Adjusted EBIT of Industrial Activities	480	478	2	6.8%	6.7%	10
Financial Services	119	119	—	23.0%	23.0%	—
Eliminations and Other	—	—	—	—	—	—
Total Adjusted EBIT	599	597	2	7.9%	7.9%	—

	Six Months Ended June 30, 2019
($ million)	As reported	Amounts without adoption of IFRS 16	Effect of change higher/(lower)	2019 Adjusted EBIT margin as reported	2019 Adjusted EBIT margin without adoption of IFRS 16	Effect of change higher/(lower) bps
Agriculture	490	488	2	8.8%	8.7%	10
Construction	31	31	—	2.2%	2.2%	—
Commercial and Specialty Vehicles	184	182	2	3.6%	3.6%	—
Powertrain	184	184	—	8.5%	8.5%	—
Unallocated items, eliminations and other	(98)	(98)	—	—	—	—
Total Adjusted EBIT of Industrial Activities	791	787	4	6.0%	6.0%	—
Financial Services	250	250	—	25.3%	25.3%	—
Eliminations and Other	—	—	—	—	—	—
Total Adjusted EBIT	1,041	1,037	4	7.4%	7.4%	—

Semi-Annual Report on Operations 22

Adjusted EBITDA by segment

	Three Months Ended June 30, 2019
($ million)	As reported	Amounts without adoption of IFRS 16	Effect of change higher/(lower)	2019 Adjusted EBITDA margin as reported	2019 Adjusted EBITDA margin without adoption of IFRS 16	Effect of change higher/(lower) bps
Agriculture	446	430	16	14.4%	13.8%	60
Construction	49	45	4	6.5%	5.9%	60
Commercial and Specialty Vehicles	279	262	17	10.3%	9.7%	60
Powertrain	138	136	2	12.1%	11.9%	20
Unallocated items, eliminations and other	(45)	(45)	—	—	—	—
Total Adjusted EBITDA of Industrial Activities	867	828	39	12.2%	11.7%	50
Financial Services	179	178	1	34.6%	34.4%	20
Eliminations and Other	—	—	—	—	—	—
Total Adjusted EBITDA	1,046	1,006	40	13.8%	13.3%	50

	Six Months Ended June 30, 2019
($ million)	As reported	Amounts without adoption of IFRS 16	Effect of change higher/(lower)	2019 Adjusted EBITDA margin as reported	2019 Adjusted EBITDA margin without adoption of IFRS 16	Effect of change higher/(lower) bps
Agriculture	767	736	31	13.7%	13.2%	50
Construction	85	78	7	6.1%	5.6%	50
Commercial and Specialty Vehicles	542	507	35	10.6%	9.9%	70
Powertrain	274	270	4	12.6%	12.4%	20
Unallocated items, eliminations and other	(96)	(97)	1	—	—	—
Total Adjusted EBITDA of Industrial Activities	1,572	1,494	78	12.0%	11.4%	60
Financial Services	376	375	1	38.0%	37.9%	10
Eliminations and Other	—	—	—	—	—	—
Total Adjusted EBITDA	1,948	1,869	79	13.9%	13.3%	60

Semi-Annual Report on Operations 23

CONDENSED STATEMENT OF FINANCIAL POSITION BY ACTIVITY

	At June 30, 2019(1)			At December 31, 2018
($ million)	Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services
ASSETS
Intangible assets:	5,451	5,307	144	5,497	5,354	143
Goodwill	2,469	2,340	129	2,464	2,336	128
Other intangible assets	2,982	2,967	15	3,033	3,018	15
Property, plant and equipment	6,053	6,049	4	5,963	5,961	2
Investments and other financial assets	611	3,260	234	592	3,169	213
Leased assets	1,788	34	1,754	1,774	34	1,740
Defined benefit plan assets	22	21	1	25	25	—
Deferred tax assets	792	761	164	853	810	170
Total Non-current assets	14,717	15,432	2,301	14,704	15,353	2,268
Inventories	8,224	7,981	243	6,719	6,503	216
Trade receivables	471	466	31	395	393	34
Receivables from financing activities	19,734	1,646	20,962	19,175	1,258	20,260
Current taxes receivables	276	321	15	356	375	56
Other current assets	1,524	1,302	267	1,390	1,203	264
Other financial assets	107	58	59	98	81	24
Cash and cash equivalents	4,346	3,330	1,016	5,803	4,553	1,250
Total Current assets	34,682	15,104	22,593	33,936	14,366	22,104
Assets held for sale	19	19	—	10	10	—
TOTAL ASSETS	49,418	30,555	24,894	48,650	29,729	24,372
EQUITY AND LIABILITIES
Total Equity	7,882	7,882	2,881	7,472	7,472	2,788
Provisions:	4,878	4,827	51	5,051	4,994	57
Employee benefits	1,582	1,553	29	1,763	1,731	32
Other provisions	3,296	3,274	22	3,288	3,263	25
Debt:	24,897	6,914	20,857	24,543	6,392	20,494
Asset-backed financing	11,364	—	11,364	11,269	2	11,269
Other debt	13,533	6,914	9,493	13,274	6,390	9,225
Other financial liabilities	122	87	45	108	89	26
Trade payables	6,129	6,048	125	5,886	5,768	173
Current taxes payables	105	95	70	89	111	53
Deferred tax liabilities	231	88	276	251	129	249
Other current liabilities	5,174	4,614	589	5,250	4,774	532
Liabilities held for sale	—	—	—	—	—	—
Total Liabilities	41,536	22,673	22,013	41,178	22,257	21,584
TOTAL EQUITY AND LIABILITIES	49,418	30,555	24,894	48,650	29,729	24,372

(1)
On January 1, 2019, CNH Industrial adopted the updated accounting standard on leases (IFRS 16) using the modified retrospective approach, without recasting prior periods. On the adoption of the standard, CNH Industrial recognized approximately $480 million right-of-use assets and leases liabilities (included in Property, plant and equipment and Other debt, respectively) in its consolidated statement of financial position without transition effect to equity.

Semi-Annual Report on Operations 24

LIQUIDITY AND CAPITAL RESOURCES
The following discussion of liquidity and capital resources principally focuses on our condensed consolidated statement of cash flows and our condensed consolidated statement of financial position. Our operations are capital intensive and subject to seasonal variations in financing requirements for dealer receivables and dealer and company inventories. Whenever necessary, funds from operating activities are supplemented from external sources. We expect to have available to us cash reserves and cash generated from operations and from sources of debt and financing activities that are sufficient to fund our working capital requirements, capital expenditures and debt service at least through the next twelve months.
Cash Flow Analysis
The following table presents the cash flows from operating, investing and financing activities by activity for the six months ended June 30, 2019 and 2018:

			Six months ended June 30,
			2019			2018
($ million)			Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services
A)	CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		5,803	4,553	1,250	6,200	4,901	1,299
B)	CASH FLOWS FROM/(USED IN) OPERATING ACTIVITIES:
	Profit/(loss) for the period		654	654	186	969	969	207
	Amortization and depreciation (net of vehicles sold under buy-back commitments and operating leases)		625	623	2	606	603	3
	(Gains)/losses on disposal of non-current assets (net of vehicles sold under buy-back commitments) and other non-cash items		36	(163)	13	(2)	(217)	8
	Dividends received		13	145	—	46	137	—
	Change in provisions		(173)	(166)	(7)	(663)	(659)	(4)
	Change in deferred income taxes		47	9	38	31	58	(27)
	Change in items due to buy-back commitments	(a)	(71)	(98)	27	55	38	17
	Change in operating lease items	(b)	(31)	(2)	(29)	84	(9)	93
	Change in working capital		(1,128)	(1,173)	45	(569)	(579)	10
	TOTAL		(28)	(171)	275	557	341	307
C)	CASH FLOWS FROM/(USED IN) INVESTING ACTIVITIES:
	Investments in:
	Property, plant and equipment and intangible assets (net of vehicles sold under buy-back commitments and operating leases)		(378)	(376)	(2)	(383)	(380)	(3)
	Consolidated subsidiaries and other equity investments		—	(20)	—	—	(39)	—
	Proceeds from the sale of non-current assets (net of vehicles sold under buy-back commitments)		2	2	—	6	6	—
	Net change in receivables from financing activities		(553)	(2)	(551)	23	6	17
	Other changes		56	(233)	289	198	689	(491)
	TOTAL		(873)	(629)	(264)	(156)	282	(477)
D)	CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES:
	Net change in debt and other financial assets/liabilities		(211)	(74)	(137)	(788)	(954)	166
	Capital increase		—	—	20	—	—	39
	Dividends paid		(278)	(278)	(132)	(238)	(238)	(91)
	Purchase of treasury shares		(45)	(45)	—	(134)	(134)	—
	TOTAL		(534)	(397)	(249)	(1,160)	(1,326)	114
	Translation exchange differences		(22)	(26)	4	(224)	(172)	(52)
E)	TOTAL CHANGE IN CASH AND CASH EQUIVALENTS		(1,457)	(1,223)	(234)	(983)	(875)	(108)
F)	CASH AND CASH EQUIVALENTS AT END OF PERIOD		4,346	3,330	1,016	5,217	4,026	1,191

Semi-Annual Report on Operations 25

(a)
Cash generated from the sale of vehicles under buy-back commitments, net of amounts included in Profit/(loss) for the period, is recognized under operating activities in a single line item, which includes changes in working capital, capital expenditure, depreciation and impairment losses. The item also includes gains and losses arising from the sale of vehicles subject to buy-back commitments.

(b)	Cash from operating lease is recognized under operating activities in a single line item, which includes capital expenditure, depreciation, write-downs and changes in inventory.
During the six months ended June 30, 2019, consolidated cash and cash equivalents decreased by $1,457 million primarily as a result of the seasonal cash used in working capital of $1,128 million, the repayment of the remaining outstanding CNH Industrial Finance Europe S.A. 2.75% notes for $621 million (€547 million) and the distribution of annual dividend to CNH Industrial N.V.'s shareholders for $275 million, partially offset by the issuance of €600 million ($679 billion) in principal amount of 1.75% CNH Industrial Finance Europe S.A. notes due 2027. Cash and cash equivalents of Industrial Activities decreased by $1,223 million, while Cash and cash equivalents of Financial Services decreased by $234 million.
Cash flows of Industrial Activities
Net cash used by operating activities was $171 million in the six months ended June 30, 2019, compared with $341 million generated in the six months ended June 30, 2018. The increase in cash usage was primarily due to increased working capital absorption mainly due to higher inventories and lower trade payables.
Net cash used by investing activities was $629 million in six months ended June 30, 2019 compared to $282 million generated in the six months ended June 30, 2018. The increase in cash usage was primarily due to an increase in net cash payments related to intersegment receivables and payables included in “Other changes”.
Net cash used by financing activities was $397 million in the six months ended June 30, 2019 compared to $1,326 million used in the six months ended June 30, 2018, which was primarily impacted by the repayment of the outstanding €853 million ($1.0 billion) CNH Industrial Finance Europe S.A. 6.25% notes.
Cash flows of Financial Services
Net cash provided by operating activities was $275 million in the six months ended June 30, 2019 compared to $307 million provided in the six months ended June 30, 2018.
Net cash used in investing activities was $264 million in the six months ended June 30, 2019 (compared to $477 million used in the six months ended June 30, 2018), primarily reflecting an increase in net cash received related to intersegment payables and receivables included in Other changes.
Net cash used in financing activities was $249 million in the six months ended June 30, 2019 compared to $114 million provided in the six months ended June 30, 2018. The increase in cash used was primarily due to higher net repayments of debt and an increase in dividends paid.
Consolidated Debt
As of June 30, 2019 and December 31, 2018, our consolidated Debt was as detailed in the table below:

	At June 30, 2019			At December 31, 2018
($ million)	Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services
Total Debt	24,897	6,914	20,857	24,543	6,392	20,494
We believe that Net Debt, defined as debt plus other financial liabilities, net of cash, cash equivalents, current securities and other financial assets (all as recorded in the consolidated statement of financial position) is a useful analytical tool for measuring our effective borrowing requirements. This non-GAAP financial measure should neither be considered as a substitute for, nor superior to, measures of financial performance prepared in accordance with EU-IFRS. In addition, this non-GAAP financial measure may not be computed in the same manner as similarly titled measures used by other companies.
We provide a separate analysis of Net Debt for Industrial Activities and Financial Services, to reflect the different cash flow management practices in the two businesses. The separation between Industrial Activities and Financial Services represents a sub-consolidation based on the core business activities (industrial activities or financial services) of each CNH Industrial legal entity. The sub-consolidation for Industrial Activities also includes legal entities that perform centralized treasury activities, such as raising funding in the market and financing Group legal entities, but do not, however, provide financing to third parties.

Semi-Annual Report on Operations 26

The calculation of Net Debt as of June 30, 2019 and December 31, 2018 and the reconciliation of Net Debt to Total Debt, the EU-IFRS financial measure that we believe to be most directly comparable, are shown below:

	At June 30, 2019			At December 31, 2018
($ million)	Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services
Third party debt	24,897	5,640	19,257	24,543	5,256	19,287
Intersegment notes payable	—	1,274	1,600	—	1,136	1,207
Total Debt(1)	24,897	6,914	20,857	24,543	6,392	20,494
Less:
Cash and cash equivalents	4,346	3,330	1,016	5,803	4,553	1,250
Intersegment financial receivables	—	1,600	1,274	—	1,207	1,136
Other financial assets(2)	107	58	59	98	81	24
Other financial liabilities(2)	(122)	(87)	(45)	(108)	(89)	(26)
Net Debt (Cash)(3)	20,566	2,013	18,553	18,750	640	18,110

(1)
As a result of the role played by the central treasury, debt for Industrial Activities also includes funding raised by the central treasury on behalf of Financial Services (included under intersegment financial receivables). Intersegment financial receivables for Financial Services, on the other hand, represent loans or advances to Industrial Activities – for receivables sold to Financial Services that do not meet the derecognition requirements – as well as cash deposited temporarily with the central treasury. Total Debt of Industrial Activities includes Intersegment notes payable to Financial Services of $1,274 million and $1,136 million at June 30, 2019 and December 31, 2018, respectively. Total Debt of Financial Services includes Intersegment notes payable to Industrial Activities of $1,600 million and $1,207 million at June 30, 2019 and December 31, 2018, respectively.

(2)	Other financial assets and other financial liabilities include, respectively, the positive and negative fair values of derivative financial instruments.

(3)	The net intersegment receivable/payable balance owed by Financial Services to Industrial Activities was $326 million and $71 million as of June 30, 2019 and December 31, 2018, respectively.
The increase in Net Debt at June 30, 2019 compared to December 31, 2018 mainly reflects the seasonal cash absorption related to operating activities, the distribution of the annual dividend to CNH Industrial N.V.'s shareholders for $275 million, the purchase of CNH Industrial N.V. shares for $45 million under the Company buy-back program and the impact of adoption of IFRS 16 on January 1, 2019.
The following table shows the change in Net Debt of Industrial Activities for the six months ended June 30, 2019 and 2018:

	Six months ended June 30,
($ million)	2019	2018
Net (debt)/cash of Industrial Activities at beginning of period as reported	(640)	(1,023)
Impact of IFRS 16 adoption	(476)	—
Net (debt)/cash of Industrial Activities at beginning of period	(1,116)	(1,023)
Adjusted EBITDA of Industrial Activities	1,572	1,585
Cash interest and taxes	(253)	(290)
Changes in provisions and similar(1)	(317)	(375)
Change in working capital	(1,173)	(579)
Operating cash flow of Industrial Activities	(171)	341
Investments in property, plant and equipment, and intangible assets(2)	(376)	(380)
Other changes	(50)	(49)
Free cash flow of Industrial Activities	(597)	(88)
Capital increases and dividends(3)	(323)	(372)
Currency translation differences and other	23	127
Change in Net debt of Industrial Activities	(897)	(333)
Net (debt)/cash of Industrial Activities at end of period	(2,013)	(1,356)

(1)	Including other cash flow items related to operating lease and buy-back activities.

(2)	Excluding assets sold under buy-back commitments and assets under operating leases.

(3)	Including share buy-back transactions.

Semi-Annual Report on Operations 27

In the first half of 2019, the Free cash flow of Industrial Activities was an absorption of $597 million, primarily due to the increase in working capital.
The reconciliation of Free cash flow of Industrial Activities to Net cash provided by (used in) Operating Activities, the EU-IFRS financial measure that we believe to be most directly comparable, for the six months ended June 30, 2019 and 2018, is shown below:

	Six months ended June 30,
($ million)	2019	2018
Net cash provided by (used in) Operating Activities	(28)	557
Net cash (provided by) used in Operating Activities of Financial Services	(275)	(307)
Intersegment eliminations	132	91
Operating cash flow of Industrial Activities	(171)	341
Investments in property, plant and equipment, and intangible assets of Industrial Activities	(376)	(380)
Other changes(1)	(50)	(49)
Free cash flow of Industrial Activities	(597)	(88)
(1) This item primarily includes change in intersegment financial receivables and capital increases in intersegment investments.
In March 2019, CNH Industrial signed a five-year committed revolving credit facility for €4 billion ($4.5 billion at March 31, 2019 exchange rate) due to mature in 2024 with two extension options of 1-year each, exercisable on the first and second anniversary of the signing date. The credit facility replaces the existing five-year €1.75 billion credit facility due to mature in 2021. Available committed unsecured facilities expiring after twelve months amounted to approximately $5.5 billion at June 30, 2019 ($3.1 billion at December 31, 2018). Total committed secured facilities expiring after twelve months amounted to approximately $4.2 billion at June 30, 2019 ($3.9 billion at December 31, 2018) of which $1.3 billion was available at June 30, 2019 ($0.9 billion at December 31, 2018).

Semi-Annual Report on Operations 28

RELATED PARTY TRANSACTIONS
See Note 29. “Related party transactions” of the Semi-Annual Condensed Consolidated Financial Statements at June 30, 2019.
IMPORTANT EVENTS DURING THE FIRST SIX MONTHS OF 2019

▪
On March 18, 2019, CNH Industrial signed a €4 billion committed revolving credit facility, replacing an existing 5-year €1.75 billion facility. The new credit facility has a 5-year tenor with two extension options of 1-year each, exercisable on the first and second anniversary of the signing date.

▪
In March 2019, CNH Industrial Finance Europe S.A., a wholly-owned subsidiary of CNH Industrial N.V., issued €600 million in principal amount of 1.75% notes due March 2027, with an issue price of 98.597% of the principal amount. The notes have been issued under the Euro Medium Term Note Programme guaranteed by CNH Industrial N.V. and have been admitted to listing on the Irish Stock Exchange.

▪
On April 12, 2019, at the annual general meeting (the “AGM”), CNH Industrial N.V. shareholders approved the 2018 EU Annual Report (including the Company’s 2018 statutory financial statements) and a dividend of €0.18 per common share. The cash dividend was declared in euro and paid on May 2, 2019 for a total amount of $275 million (€244 million). Shareholders who at the record date held common shares traded on the NYSE received the dividend in U.S. dollars in the amount of $0.203418 per common share based on the official USD/EUR exchange rate reported by the European Central Bank on April 17, 2019. Shareholders also renewed the existing authorization for the Board to repurchase up to a maximum of 10% of the Company’s issued common shares during the eighteen-months period following the date of the AGM.

▪
On May 24, 2019, CNH Industrial advised its intention to restart its buy-back program (the “Program”). The Program will involve the repurchase from time to time of up to $700 million in the Company’s common shares and is intended to optimize the capital structure of the Company and to meet the obligations arising from the Company’s equity incentive plans. The Program has a duration up to and including October 12, 2019 and will be conducted in the framework of the buyback authorization granted by the Shareholders’ Meeting held on April 13, 2018, whereby the Board is vested with the authority to purchase up to 10% of the Company’s issued common shares.

RISKS AND UNCERTAINTIES
The Company believes that the risks and uncertainties identified for the second half of 2019 are in line with the main risks and uncertainties to which CNH Industrial N.V. and the Group are exposed that the Company presented in its Annual Report at December 31, 2018 prepared in accordance with EU-IFRS as well as those Risk Factors identified and discussed in Item 3.D of the Company’s annual report for 2018 on Form 20-F (which contains financial statements prepared in accordance with U.S. GAAP) filed with the SEC on March 1, 2019. Those risks and uncertainties should be read in conjunction with this 2019 Semi-Annual Report, including its notes and disclosures.
Additional risks not known to the Company, or currently believed not to be material, could later turn out to have a material impact on Company’s businesses, targets, revenues, income, assets, liquidity or capital resources.

Semi-Annual Report on Operations 29

2019 U.S. GAAP OUTLOOK(1)
CNH Industrial manages its operations, assesses its performance and makes decisions about resource allocation based on financial results prepared only in accordance with U.S. GAAP, and, accordingly, also the full year guidance presented below is prepared under U.S. GAAP.
While uncertainties in the agricultural end-markets related to the trade tensions remain unresolved, and negative impacts from recent weather events (in North America, Australia and Northern Europe) are persisting, which has impacted planting and harvesting patterns and market sentiment, cyclical replacement demand remains stable, with used equipment inventories at low levels supporting new equipment sales in North America.
End-user demand in the construction industry remains healthy, supported by spending for public and infrastructure investments. Despite this strength, conditions in the construction industry are still challenged in the residential sub-segment.
European demand in the truck and bus industries continues to hold at a high level, supported by a low interest rate environment, and by the transition to lower emission vehicles including full electric and hybrid buses, and LNG and CNG powered trucks.
As a result of the updated end-markets outlook, the Company is revising its full year net sales guidance reflecting the impact on net sales of the euro/dollar exchange rate performance of the first six months of the year, while confirming all the other 2019 targets as follows:

▪	Net sales of Industrial Activities between $27 and $27.5 billion, with sales up year-over-year 1% to 2% at constant currency;

▪	Adjusted diluted EPS(2) up year-over-year between 5% and 10% at a range of $0.84 to $0.88 per share;

▪	Net debt of Industrial Activities at the end of 2019 between $0.4 billion and $0.2 billion.

(1)
2019 guidance does not include any impacts under U.S. GAAP deriving from the gain resulting from the modification of a healthcare plan in the U.S. anticipated on April 16, 2018, as this gain has been considered non-recurring and therefore treated as an adjusting item for the purpose of the adjusted diluted EPS calculation. In addition, 2019 guidance does not include any impacts deriving from possible further repurchases of Company’s shares under the plan authorized by the AGM on April 12, 2019.

(2)
Outlook is not provided on diluted EPS under U.S. GAAP, the most comparable GAAP financial measure of this non-GAAP financial measure, as the income or expense excluded from the calculation of adjusted diluted EPS and instead included in the calculation of diluted EPS are, by definition, not predictable and uncertain.

Semi-Annual Report on Operations 30

SEMI-ANNUAL CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
At June 30, 2019

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2019 31

CONDENSED CONSOLIDATED INCOME
STATEMENT
(Unaudited)

		Three months ended June 30,		Six months ended June 30,
($ million)	Note	2019	2018	2019	2018
Net revenues	(1)	7,577	8,031	14,011	14,783
Cost of sales	(2)	6,146	6,461	11,311	11,998
Selling, general and administrative costs	(3)	538	588	1,071	1,158
Research and development costs	(4)	281	264	555	526
Result from investments:	(5)	13	23	17	44
Share of the profit/(loss) of investees accounted for using the equity method		13	23	17	44
Other income/(expenses) from investments		—	—	—	—
Gains/(losses) on the disposal of investments	(6)	—	—	—	—
Restructuring costs	(7)	30	7	36	10
Other income/(expenses)	(8)	(26)	493	(50)	454
Financial income/(expenses)	(9)	(63)	(186)	(135)	(306)
PROFIT/(LOSS) BEFORE TAXES		506	1,041	870	1,283
Income tax (expense)	(10)	(123)	(256)	(216)	(314)
PROFIT/(LOSS) FROM CONTINUING OPERATIONS		383	785	654	969
PROFIT/(LOSS) FOR THE PERIOD		383	785	654	969

PROFIT/(LOSS) FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the parent		371	773	635	951
Non-controlling interests		12	12	19	18

(in $)
BASIC EARNINGS/(LOSS) PER COMMON SHARE	(11)	0.27	0.57	0.47	0.70
DILUTED EARNINGS/(LOSS) PER COMMON SHARE	(11)	0.27	0.57	0.47	0.70

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2019 32

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(Unaudited)

		Three months ended June 30,		Six months ended June 30,
($ million)	Note	2019	2018	2019	2018
PROFIT/(LOSS) FOR THE PERIOD (A)		383	785	654	969

Other comprehensive income/(loss) that will not be reclassified subsequently to profit or loss:
Gains/(losses) on the remeasurement of defined benefit plans	(21)	—	55	—	55
Tax effect of Other comprehensive (loss)/income that will not be reclassified subsequently to profit or loss	(21)	—	(13)	—	(14)
Total Other comprehensive income/(loss) that will not be reclassified subsequently to profit or loss, net of tax (B1)		—	42	—	41
Other comprehensive income/(loss) that may be reclassified subsequently to profit or loss:
Gains/(losses) on cash flow hedging instruments	(21)	22	(22)	(21)	(8)
Exchange gains/(losses) on translating foreign operations	(21)	15	(196)	47	(321)
Share of Other comprehensive income/(loss) of entities accounted for using the equity method	(21)	—	(37)	(3)	(20)
Tax effect of Other comprehensive income/(loss) that may be reclassified subsequently to profit or loss	(21)	(1)	5	6	2
Total Other comprehensive income/(loss) that may be reclassified subsequently to profit or loss, net of tax (B2)		36	(250)	29	(347)
TOTAL OTHER COMPREHENSIVE INCOME/(LOSS), NET OF TAX (B) = (B1) + (B2)		36	(208)	29	(306)

TOTAL COMPREHENSIVE INCOME/(LOSS) (A)+(B)		419	577	683	663

TOTAL COMPREHENSIVE INCOME/(LOSS) ATTRIBUTABLE TO:
Owners of the parent		409	567	664	646
Non-controlling interests		10	10	19	17

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2019 33

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(Unaudited)

($ million)	Note	At June 30, 2019	At December 31, 2018
ASSETS
Intangible assets	(12)	5,451	5,497
Property, plant and equipment	(13)	6,053	5,963
Investments and other financial assets:	(14)	611	592
Investments accounted for using the equity method		556	555
Other investments and financial assets		55	37
Leased assets	(15)	1,788	1,774
Defined benefit plan assets		22	25
Deferred tax assets		792	853
Total Non-current assets		14,717	14,704
Inventories	(16)	8,224	6,719
Trade receivables	(17)	471	395
Receivables from financing activities	(17)	19,734	19,175
Current tax receivables	(17)	276	356
Other current assets	(17)	1,524	1,390
Other financial assets	(18)	107	98
Cash and cash equivalents	(19)	4,346	5,803
Total Current assets		34,682	33,936
Assets held for sale	(20)	19	10
TOTAL ASSETS		49,418	48,650

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2019 34

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(Unaudited)
(CONTINUED)

($ million)	Note	At June 30, 2019	At December 31, 2018
EQUITY AND LIABILITIES
Issued capital and reserves attributable to owners of the parent		7,841	7,443
Non-controlling interests		41	29
Total Equity	(21)	7,882	7,472
Provisions:		4,878	5,051
Employee benefits	(22)	1,582	1,763
Other provisions	(22)	3,296	3,288
Debt:	(23)	24,897	24,543
Asset-backed financing	(23)	11,364	11,269
Other debt	(23)	13,533	13,274
Other financial liabilities	(18)	122	108
Trade payables	(24)	6,129	5,886
Current tax payables		105	89
Deferred tax liabilities		231	251
Other current liabilities	(25)	5,174	5,250
Liabilities held for sale		—	—
Total Liabilities		41,536	41,178
TOTAL EQUITY AND LIABILITIES		49,418	48,650

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2019 35

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(Unaudited)

($ million)	Note	Six months ended June 30, 2019	Six months ended June 30, 2018
A) CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	(19)	5,803	6,200
B) CASH FLOWS FROM/(USED IN) OPERATING ACTIVITIES:
Profit/(loss) for the period		654	969
Amortization and depreciation (net of vehicles sold under buy-back commitments and operating leases)		625	606
(Gains)/losses on disposal of non-current assets (net of vehicles sold under buy-back commitments)		1	—
Other non-cash items		35	(2)
Dividends received		13	46
Change in provisions		(173)	(663)
Change in deferred income taxes		47	31
Change in items due to buy-back commitments	(a)	(71)	55
Change in operating lease items	(b)	(31)	84
Change in working capital		(1,128)	(569)
TOTAL		(28)	557
C) CASH FLOWS FROM/(USED IN) INVESTMENT ACTIVITIES:
Investments in:
Property, plant and equipment and intangible assets (net of vehicles sold under buy-back commitments and operating leases)		(378)	(383)
Consolidated subsidiaries and other equity investments		—	—
Proceeds from the sale of non-current assets (net of vehicles sold under buy-back commitments)		2	6
Net change in receivables from financing activities		(553)	23
Other changes		56	198
TOTAL		(873)	(156)
D) CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES:
Bonds issued		679	—
Repayment of bonds		(621)	(1,648)
Issuance of other medium-term borrowings (net of repayment)		(158)	191
Net change in other financial payables and other financial assets/liabilities		(111)	669
Capital increase		—	—
Dividends paid		(278)	(238)
Purchase of treasury shares		(45)	(134)
TOTAL		(534)	(1,160)
Translation exchange differences		(22)	(224)
E) TOTAL CHANGE IN CASH AND CASH EQUIVALENTS		(1,457)	(983)
F) CASH AND CASH EQUIVALENTS AT END OF PERIOD	(19)	4,346	5,217

(a)
Cash generated from the sale of vehicles under buy-back commitments, net of amounts included in Profit/(loss) for the period, is recognized under operating activities in a single line item, which includes changes in working capital, capital expenditure, depreciation and impairment losses. The item also includes gains and losses arising from the sale of vehicles subject to buy-back commitments.

(b)	Cash from operating lease is recognized under operating activities in a single line item, which includes capital expenditure, depreciation, write-downs and changes in inventory.

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2019 36

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(Unaudited)

	Attributable to the owners of the parent
($ million)	Share capital	Treasury shares	Capital reserves	Earnings reserves	Cash flow hedge reserve	Cumulative translation adjustment reserve	Defined benefit plans remeasure-ment reserve	Cumulative share of OCI of entities consolidated under the equity method	Non-controlling interests	Total
AT DECEMBER 31, 2017	25	(10)	3,253	5,059	7	(1,012)	(525)	(126)	13	6,684
Impact of IFRS 9 adoption(*)	—	—	—	(12)	—	—	—	—	—	(12)
AT JANUARY 1, 2018	25	(10)	3,253	5,047	7	(1,012)	(525)	(126)	13	6,672

Changes in equity for the six months ended June 30, 2018
Dividends distributed	—	—	—	(235)	—	—	—	—	(3)	(238)
Acquisition of treasury stock	—	(134)	—	—	—	—	—	—	—	(134)
Common shares issued from treasury stock and capital increase for share-based compensation	—	34	(33)	—	—	—	—	—	—	1
Share-based compensation expense	—	—	16	—	—	—	—	—	—	16
Total comprehensive income/(loss) for the period	—	—	—	951	(5)	(321)	41	(20)	17	663
Other changes	—	—	(5)	—	—	—	—	—	(4)	(9)
AT JUNE 30, 2018	25	(110)	3,231	5,763	2	(1,333)	(484)	(146)	23	6,971

	Attributable to the owners of the parent
($ million)	Share capital	Treasury shares	Capital reserves	Earnings reserves	Cash flow hedge reserve	Cumulative translation adjustment reserve	Defined benefit plans remeasure-ment reserve	Cumulative share of OCI of entities consolidated under the equity method	Non-controlling interests	Total
AT DECEMBER 31, 2018	25	(128)	3,247	6,272	(17)	(1,414)	(375)	(167)	29	7,472

Changes in equity for the six months ended June 30, 2019
Dividends distributed	—	—	—	(275)	—	—	—	—	(3)	(278)
Acquisition of treasury stock	—	(45)	—	—	—	—	—	—	—	(45)
Common shares issued from treasury stock and capital increase for share-based compensation	—	25	(27)	—	—	—	—	—	—	(2)
Share-based compensation expense	—	—	21			—	—	—	—	21
Total comprehensive income/(loss) for the period	—	—	—	635	(15)	47	—	(3)	19	683
Other changes	—	—	(5)	40	—	—	—	—	(4)	31
AT JUNE 30, 2019	25	(148)	3,236	6,672	(32)	(1,367)	(375)	(170)	41	7,882

(*)
See section “Significant accounting policies”, paragraph “New standards and amendments effective from January 1, 2018”, in the CNH Industrial Consolidated Financial Statements at December 31, 2018 for a description of the impacts of IFRS 9 adoption on January 1, 2018.

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2019 37

NOTES
(Unaudited)
CORPORATE INFORMATION
CNH Industrial N.V. (the “Company” and, collectively with its subsidiaries, “CNH Industrial” or the “CNH Industrial Group” or the “Group”) is incorporated in, and under the laws of, the Netherlands, and has its corporate seat in Amsterdam, the Netherlands, and its principal office in London, England, United Kingdom. The Company was formed on September 29, 2013 as a result of the business combination transaction between Fiat Industrial S.p.A. (“Fiat Industrial”) and its majority owned subsidiary CNH Global N.V. (“CNH Global”). CNH Industrial is a global leader in the capital goods sector that, through its various businesses, designs, produces and sells agricultural and construction equipment, trucks, commercial vehicles, buses and specialty vehicles, in addition to a broad portfolio of powertrain applications.
SIGNIFICANT ACCOUNTING POLICIES
Basis of preparation
The Semi-annual condensed consolidated financial statements at June 30, 2019 together with the notes thereto (the “Semi-Annual Condensed Consolidated Financial Statements”) were authorized for issuance on August 2, 2019 and have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as adopted by the European Union (“EU-IFRS”). The designation “IFRS” also includes International Accounting Standards (“IAS”), as well as all interpretations of the IFRS Interpretations Committee (“IFRIC”).
The Semi-Annual Condensed Consolidated Financial Statements, which have been prepared in accordance with IAS 34 - Interim Financial Reporting, do not include all of the information and disclosures required for annual financial statements and should be read in conjunction with the audited CNH Industrial Consolidated Financial Statements at December 31, 2018, included in the Annual Report prepared under EU-IFRS (in the following, the “CNH Industrial Consolidated Financial Statements at December 31, 2018”). The accounting standards and policies are consistent with those used at December 31, 2018, except as described in the following paragraph “New standards and amendments effective from January 1, 2019”.
The preparation of the Semi-Annual Condensed Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets, liabilities, accumulated other comprehensive income and disclosure of contingent assets and contingent liabilities. If in the future such estimates and assumptions, which are based on management’s best judgment at the date of the Semi-Annual Condensed Consolidated Financial Statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate in the period in which the circumstances change. The Semi-Annual Condensed Consolidated Financial Statements include all adjustments considered necessary by management to fairly state the Group’s results of operations, financial position and cash flows. See section “Significant accounting policies”, paragraph “Use of estimates”, in the CNH Industrial Consolidated Financial Statements at December 31, 2018 for a description of the significant estimates, judgments and assumptions of CNH Industrial, as well as those discussed in the following paragraph “New standards and amendments effective from January 1, 2019”.
Furthermore, certain valuation procedures, in particular those of a more complex nature regarding matters such as any impairment of non-current assets, are only carried out in full during the preparation of the annual financial statements, when all the information required is available, other than in the event that there are indications of impairment, when an immediate assessment is necessary. In the same way, the actuarial valuations that are required for the determination of employee benefit provisions are also usually carried out during the preparation of the annual consolidated financial statements. The recoverability of deferred tax assets is assessed quarterly using figures from budget and plans for subsequent years consistent with those used for impairment testing. Income taxes are recognized based upon the best estimate of the actual income tax rate expected for the full financial year.

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2019 38

Certain financial information in this the Semi-Annual Condensed Consolidated Financial Statements has been presented by geographic area. Starting from the first quarter of 2019, the composition of CNH Industrial's regions has been revised as follows: (1) North America; (2) Europe; (3) South America and (4) Rest of World. The geographic designations have the following meanings:

▪	North America (formerly NAFTA): United States, Canada and Mexico;

▪	Europe: member countries of the European Union, European Free Trade Association, Ukraine, and Balkans, formerly included in EMEA;

▪	South America (formerly LATAM): Central and South America, and the Caribbean Islands; and

▪
Rest of World: Continental Asia (including Turkey and Russia), Oceania and member countries of the Commonwealth of Independent States (excluding Ukraine), formerly included in APAC, and African continent and Middle East, formerly included in EMEA.

CNH Industrial is exposed to operational financial risks such as credit risk, liquidity risk and market risk, mainly relating to exchange rates and interest rates. The Semi-Annual Condensed Consolidated Financial Statements do not include all the information and notes about financial risk management required in the preparation of annual financial statements. For a detailed description of this information see the “Risk management, Risks and Control System” section and Note 32 “Information on financial risks” of CNH Industrial Consolidated Financial Statements at December 31, 2018, as well as those discussed in Note 17 “Current receivables and Other current assets”.
These Semi-Annual Condensed Consolidated Financial Statements are prepared with the U.S. dollar as presentation currency. The functional currency of the parent company (CNH Industrial N.V.) is the euro.
Format of the financial statements
CNH Industrial presents an income statement using a classification based on the function of expenses (otherwise known as the “cost of sales” method), rather than one based on their nature, as this is believed to provide information that is more relevant.
For the statement of financial position, a mixed format has been selected to present current and non-current assets and liabilities, as permitted by IAS 1 – Presentation of Financial Statements. Legal entities carrying out industrial activities and those carrying out financial services are both consolidated in the Group’s financial statements. The investment portfolios of Financial Services are included in current assets, as the investments will be realized in their normal operating cycle. Financial Services, though, obtains funds only partially from the market: the remainder is obtained from CNH Industrial N.V. through its treasury legal entities (included in Industrial Activities), which lend funds both to Industrial Activities and to Financial Services legal entities as the need arises. This Financial Services structure within the Group means that any attempt to separate current and non-current liabilities in the consolidated statement of financial position is not meaningful.
The statement of cash flows is presented using the indirect method.
New standards and amendments effective from January 1, 2019

▪	IFRS 16 - Leases
On January 13, 2016, the IASB issued IFRS 16 - Leases, replacing IAS 17 - Leases. IFRS 16 eliminates the classification of leases for the lessee as either operating leases or finance leases as required by IAS 17 and instead introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. Lessees are required to recognize a right-of-use asset, representing its right to use the underlying leased asset, and a lease liability, representing its obligation to make lease payments, and to recognize depreciation of leased assets separately from interest on lease liabilities in the income statement. Lessor accounting under IFRS 16 is largely unchanged from the previous accounting standard.
CNH Industrial has adopted the new standard effective January 1, 2019, using the modified retrospective approach, without recasting prior periods. CNH Industrial has applied certain practical expedients upon transition, including: not to reassess under the new guidance its prior conclusions about lease identification, lease classification and initial direct costs; and, those provided for short-term leases and leases of low-value assets. In such cases, the lease payments associated with leases are recognized as expense, in the income statement. In addition, CNH Industrial has elected not to separate lease and non-lease components.

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2019 39

At January 1, 2019, CNH Industrial recognized approximately $480 million of right-of-use assets and lease liabilities in its consolidated statement of financial position, without transition effect to equity, as detailed in the following table:

($ million)	At December 31, 2018 in accordance with IAS 17	Impact of IFRS 16 adoption	At January 1, 2019 in accordance with IFRS 16

ASSETS
Property, plant and equipment	5,963	480	6,443
Other current assets	1,390	(2)	1,388

EQUITY AND LIABILITIES
Debt:
Other debt	13,274	478	13,752
The following reconciliation to the opening balance for the lease liabilities as of January 1, 2019 is based upon the operating lease obligations as of December 31, 2018:

($ million)	At January 1, 2019
Operating lease obligations at December 31, 2018	570
Relief option for short-term leases	(8)
Relief option for leases of low-value assets	(10)
Other	(9)
Gross lease liabilities at January 1, 2019	543
Discounting	(65)
Additional lease liabilities as a result of the initial application of IFRS 16 as of January 1, 2019	478
Finance lease liabilities at December 31, 2018	2
Lease liabilities at January 1, 2019	480
The lease liabilities were discounted at the incremental borrowing rate as of January 1, 2019. The weighted average incremental borrowing rate was 3.2%.
The following paragraph presents CNH Industrial's accounting policy for leases for which it is a lessee after the adoption of IFRS 16.
Lease accounting policy
A lease is a contract that conveys the right to control the use of an identified asset (the leased asset) for a period of time in exchange for consideration. The lease term determined by the Group comprises the non-cancellable period of lease contract together with both periods covered by an option to extend the lease if the lessee is reasonably certain to exercise that option; and periods covered by an option to terminate the lease if the lessee is reasonably certain not to exercise that option. For lease agreements, the Group combines lease and non-lease components.
For leases with terms not exceeding twelve months (short-term leases) and for leases of low-value assets, CNH Industrial recognizes the lease payments associated with those leases on a straight-line basis over the lease term as operating expense in the income statement.
For all other leases, at the commencement date (i.e., the date the underlying asset is available for use), CNH Industrial recognizes a right-of-use asset, classified within Property, plant and equipment, and a lease liability, classified within Other Debt.
At the commencement date, the right-of-use asset includes the amount of lease liability recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. At the same date, the lease liability is measured at the present value of lease payments to be made over the lease term. In calculating the present value of lease payments, CNH Industrial uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable.

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2019 40

After the commencement date, the right-of-use asset is measured at cost less any accumulated depreciation and any accumulated impairment losses, and adjusted for any remeasurement of the lease liability. The right-of-use asset is depreciated on a straight-line basis. If the lease transfers ownership of the underlying asset to the Group by the end of the lease term or if the cost of the right-of-use asset reflects that the Group will exercise a purchase option, CNH Industrial depreciates the right-of-use asset from the commencement date to the end of the useful life of the underlying asset. Otherwise, the Group depreciates the right-of-use asset from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. After the commencement date, the lease liability is increased to reflect the accretion of interest, recognized within Financial income/(expenses) in the income statement, and reduced for the lease payments made, and remeasured to reflect any reassessment or lease modifications.

▪
On June 7, 2017, the IASB issued IFRIC Interpretation 23 - Uncertainty over Income Tax Treatments to specify how to reflect uncertainty in accounting for income taxes. The Interpretation is effective from January 1, 2019. The application of this interpretation did not have any material effect on the Semi-Annual Condensed Consolidated Financial Statements.

▪
On December 12, 2017, the IASB issued the Annual Improvements to IFRSs 2015–2017 Cycle. The most important topics addressed in these amendments are: (i) on IFRS 3 - Business Combinations, clarifying that a company shall remeasure its previously held interest in a joint operation when it obtains control of the business, and on IFRS 11 - Joint Arrangements, a company does not remeasure its previously held interest in a joint operation when it obtains joint control of the business, (ii) on IAS 12 - Income Taxes, clarifying that all income tax consequences of dividends (i.e. distribution of profits) should be recognized according to where the entity originally recognized the past transactions or events generating distributable profits, and (iii) on IAS 23 - Borrowing Costs, clarifying that a company shall treat as part of general borrowing any borrowing originally made to develop an asset when the asset is ready for its intended use or sale. These amendments are effective from January 1, 2019. The application of these improvements did not have any material effect on the Semi-Annual Condensed Consolidated Financial Statements.

▪
On February 7, 2018, the IASB issued Plan Amendment, Curtailment or Settlement (Amendments to IAS 19), requiring an entity after remeasuring its defined benefit obligations as a consequence on a plan amendment, curtailment or settlement, to use the updated assumptions from this remeasurement to determine current service cost and net interest for the remainder of the reporting period after the change to the plan. The amendments are effective prospectively from January 1, 2019. The application of these amendments did not have any effect on the Semi-Annual Condensed Consolidated Financial Statements.

See paragraph “Accounting standards, amendments and interpretations not yet applicable and not early adopted by the Group” of the section “Significant accounting policies” in the Notes to the Consolidated Financial Statements as of December 31, 2018, for a description of other new standards not yet effective and not adopted as of June 30, 2019.
SCOPE OF CONSOLIDATION
There have been no significant changes in the scope of consolidation during the six months ended June 30, 2019.

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2019 41

COMPOSITION AND PRINCIPAL CHANGES

1.	Net revenues
The following table summarizes Net revenues for the three and six months ended June 30, 2019 and 2018:

	Three Months Ended June 30,		Six Months Ended June 30,
($ million)	2019	2018	2019	2018
Agriculture	3,105	3,312	5,595	5,891
Construction	757	799	1,397	1,481
Commercial and Specialty Vehicles	2,707	2,889	5,118	5,384
Powertrain	1,140	1,219	2,173	2,405
Eliminations and Other	(617)	(639)	(1,188)	(1,281)
Total Industrial Activities	7,092	7,580	13,095	13,880
Financial Services	518	498	990	1,000
Eliminations and Other	(33)	(47)	(74)	(97)
Total Net revenues	7,577	8,031	14,011	14,783
The following table disaggregates Net revenues by major source for the three and six months ended June 30, 2019 and 2018:

	Three Months Ended June 30,		Six Months Ended June 30,
($ million)	2019	2018	2019	2018
Revenues from:
Sales of goods	6,832	7,385	12,586	13,450
Rendering of services	159	76	304	185
Rents and other income on assets sold with a buy-back commitment	101	119	205	245
Revenues from sales of goods and services	7,092	7,580	13,095	13,880
Finance and interest income	277	265	545	538
Rents and other income on operating lease	208	186	371	365
Total Net Revenues	7,577	8,031	14,011	14,783
During the three months ended June 30, 2019 and 2018, revenues included $134 million and $161 million, respectively, relating to contract liabilities outstanding at the beginning of each period. During the six months ended June 30, 2019 and 2018, revenues included $297 million and $315 million, respectively, relating to contract liabilities outstanding at the beginning of each period.
As of June 30, 2019, the aggregate amount of the transaction price allocated to remaining performance obligations was approximately $1.9 billion. CNH Industrial expects to recognize revenue on approximately 40% and 84% of the remaining performance obligations over the next 12 and 36 months, respectively, with the remaining recognized thereafter.

2.	Cost of sales
The following summarizes the main components of Cost of sales:

	Three months ended June 30,		Six months ended June 30,
($ million)	2019	2018	2019	2018
Interest cost and other financial charges from Financial Services	146	100	268	211
Other costs of sales	6,000	6,361	11,043	11,787
Total Cost of sales	6,146	6,461	11,311	11,998

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2019 42

3.	Selling, general and administrative costs
Selling, general and administrative costs amounted to $538 million and $1,071 million in the three and six months ended June 30, 2019, respectively, compared to $588 million and $1,158 million recorded in the comparable periods in 2018.

4.	Research and development costs
In the three months ended June 30, 2019, research and development costs of $281 million ($264 million in the comparable period of 2018) comprise all the research and development costs not recognized as assets in the period amounting to $171 million ($144 million in the three months ended June 30, 2018) and the amortization of capitalized development costs of $110 million ($120 million in the comparable period of 2018). During the period, the Group capitalized new development costs of $107 million ($125 million in the three months ended June 30, 2018).
In the six months ended June 30, 2019, research and development costs of $555 million ($526 million in the comparable period of 2018) included all the research and development costs not recognized as assets in the period amounting to $332 million ($284 million in the six months ended June 30, 2018), the amortization of capitalized development costs of $221 million ($242 million in the comparable period of 2018) and the impairment of capitalized development costs of $2 million (zero in the comparable period of 2018). During the period, the Group capitalized new development costs of $196 million ($221 million in the six months ended June 30, 2018).

5.	Result from investments
This item mainly includes CNH Industrial’s share in the net profit or loss of the investees accounted for using the equity method, as well as any impairment losses, reversal of impairment losses, accruals to the investment provision, and dividend income. In the three and six months ended June 30, 2019, CNH Industrial’s share in the net profit or loss of the investees accounted for using the equity method is a gain of $13 million and $17 million, respectively (a gain of $23 million and $44 million in the comparable periods of 2018, respectively).

6.	Gains/(losses) on the disposal of investments
The balance of this item was nil in the three and six months ended June 30, 2019 and 2018.

7.	Restructuring costs
CNH Industrial incurred restructuring costs of $30 million and $36 million during the three and six months ended June 30, 2019, respectively, primarily attributable to actions by CNH Industrial in conjunction with the previously announced launch of a new organization structure focused on operating segments. CNH Industrial incurred restructuring costs of $7 million and $10 million during the three and six months ended June 30, 2018, respectively.

8.	Other income/(expenses)
This item consists of miscellaneous costs which cannot be allocated to specific functional areas, such as accruals for various provisions not attributable to other items of Cost of sales or Selling, general and administrative costs, net of income arising from operations which is not attributable to the sale of goods and services. This item amounted to other expenses of $26 million and $50 million in the three and six months ended June 30, 2019, respectively. This item amounted to other income of $493 million and $454 million in the three and six months ended June 30, 2018, respectively, and included a pre-tax income of $527 million related to the modification of a healthcare plan in the U.S. (the “Benefit Modification gain”) following the favorable judgement issued by the United States Supreme Court, as further described in paragraph “Employee benefits” of Note 22 “Provisions”.

9.	Financial income/(expenses)
In addition to the items forming part of the specific lines of the condensed consolidated income statement, the following analysis of Net financial income/(expenses) in the three and six months ended June 30, 2019 also takes into account the Interest income earned by Financial Services (presented in item “Interest income from customers and other financial income of Financial Services” in the following table) included in Net revenues for $204 million and $409 million in the three and six months ended June 30, 2019 , respectively ($196 million and $411 million in the comparable periods of 2018, respectively), and the costs incurred by Financial Services (included in item “Interest cost and other financial expenses” in the following

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2019 43

table) included in Cost of sales for $146 million and $268 million in the three and six months ended June 30, 2019, respectively ($100 million and $211 million in the comparable periods of 2018, respectively).
A reconciliation to the condensed consolidated income statement is provided under the following table.

	Three months ended June 30,		Six months ended June 30,
($ million)	2019	2018	2019	2018
Financial income:
Interest earned and other financial income	14	15	32	36
Interest income from customers and other financial income of Financial Services	204	196	409	411
Total financial income	218	211	441	447
of which:
Financial income, excluding Financial Services (a)	14	15	32	36

Interest and other financial expenses:
Interest cost and other financial expenses	169	183	333	374
Write-downs of financial assets at amortized cost	21	6	26	26
Interest costs on employee benefits	7	8	13	20
Total interest and other financial expenses	197	197	372	420
Net (income)/expenses from derivative financial instruments at fair value through profit or loss	35	(180)	(8)	(216)
Exchange rate differences from derivative financial instruments	(9)	284	71	349
Total interest and other financial expenses, net (income)/expenses from derivative financial instruments and exchange differences	223	301	435	553
of which:
Interest and other financial expenses, effects resulting from derivative financial instruments and exchange differences, excluding Financial Services (b)	77	201	167	342

Net financial income/(expenses) excluding Financial Services (a) - (b)	(63)	(186)	(135)	(306)

10.	Income taxes
Income taxes recognized in the condensed consolidated income statement consist of the following:

	Three months ended June 30,		Six months ended June 30,
($ million)	2019	2018	2019	2018
Current taxes	(117)	(57)	(180)	(144)
Deferred taxes	(18)	(187)	(52)	(169)
Taxes relating to prior periods	12	(12)	16	(1)
Total Income tax (expense)	(123)	(256)	(216)	(314)
The effective tax rates for the three months ended June 30, 2019 and 2018 were 24.3% and 24.6%, respectively. The effective tax rates for the six months ended June 30, 2019 and 2018 were 24.8% and 24.5%, respectively.

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2019 44

11.	Earnings per share
Basic earnings/(loss) per common share (“EPS”) is computed by dividing the Profit/(loss) for the period attributable to the owners of the parent by the weighted average number of common shares outstanding during the period. Diluted EPS reflects the potential dilution that could occur on the conversion of all dilutive potential common shares into common shares. Stock options, restricted stock units, and performance stock units deriving from the CNH Industrial share-based payment awards are considered dilutive securities.
Shares acquired under the buy-back program are included in the issued shares of the Company and treasury stock, but are not included in average shares outstanding when calculating earnings per share. For additional information on the buy-back program, see Note 21 “Equity”.
A reconciliation of basic and diluted earnings per share is as follows:

		Three months ended June 30,		Six months ended June 30,
		2019	2018	2019	2018
Basic:
Profit attributable to the owners of the parent	$ million	371	773	635	951
Weighted average common shares outstanding – basic	million	1,353	1,357	1,354	1,360
Basic earnings per common share		$0.27	0.57	0.47	0.70

Diluted:
Profit attributable to the owners of the parent	$ million	371	773	635	951
Weighted average common shares outstanding – basic	million	1,353	1,357	1,354	1,360
Effect of dilutive securities (when dilutive):
Stock compensation plans (a)	million	3	4	3	3
Weighted average common shares outstanding – diluted	million	1,356	1,361	1,357	1,363
Diluted earnings per common share		$0.27	0.57	0.47	0.70

(a)
For the three and six months ended June 30, 2019, 4.9 million shares were excluded from the computation of diluted earnings per share due to an anti-dilutive impact. For the three and six months ended June 30, 2018, 6.1 million and 6.2 million shares were excluded from the computation of diluted earnings per share due to an anti-dilutive impact.

In the three and six months ended June 30, 2018, basic and diluted earnings per common share included the positive impact of $399 million, net of taxes, of the $527 million Benefit Modification gain as further described in paragraph “Employee benefits” of Note 22 “Provisions”. The impact per share of the Benefit Modification gain was as follows:

		Three months ended June 30, 2018	Six months ended June 30, 2018
Benefit Modification gain - pre tax	$ million	527	527
Benefit Modification gain - income tax effect	$ million	(128)	(128)
Benefit Modification gain - after tax (a)	$ million	399	399
Weighted average common shares outstanding - basic (b)	million	1,357	1,360
Benefit Modification gain after tax per share - basic (a)/(b)		$0.29	0.29
Weighted average common shares outstanding - diluted (c)	million	1,361	1,363
Benefit Modification gain after tax per share - diluted (a)/(c)		$0.29	0.29

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2019 45

12.	Intangible assets
Changes in the carrying amount of Intangible assets for the six months ended June 30, 2019 were as follows:

($ million)	Carrying amount at December 31, 2018	Additions	Amortization	Foreign exchange effects and other changes	Carrying amount at June 30, 2019
Goodwill	2,464	—	—	5	2,469
Development costs	2,344	196	(221)	(11)	2,308
Other	689	38	(51)	(2)	674
Total Intangible assets	5,497	234	(272)	(8)	5,451
Goodwill is allocated to the segments as follows: Agriculture for $1,695 million, Construction for $578 million, Commercial and Specialty Vehicles for $61 million, Powertrain for $5 million and Financial Services for $130 million.

13.	Property, plant and equipment
Changes in the carrying amount of Property, plant and equipment for the six months ended June 30, 2019 were as follows:

($ million)	Carrying amount at December 31, 2018	Impact of IFRS 16 adoption	Other changes	Carrying amount at January 1, 2019	Additions	Depreciation	Foreign exchange effects	Disposals and other changes	Carrying amount at June 30, 2019
Property, plant and equipment acquired	3,670	—	—	3,670	144	(278)	(15)	25	3,546
Property, plant and equipment under finance leases	4	—	(4)	—	—	—	—	—	—
Right-of-use assets	—	480	4	484	41	(75)	(3)	(11)	436
Assets sold with a buy-back commitment	2,289	—	—	2,289	245	(155)	(14)	(294)	2,071
Total Property plant and equipment	5,963	480	—	6,443	430	(508)	(32)	(280)	6,053
At June 30, 2019, right-of-use assets refer primarily to lease contracts for industrial buildings ($302 million), plant, machinery and equipment ($41 million), and other assets ($93 million).
Short-term and low-value leases are not recorded in the statement of financial position; CNH Industrial recognizes lease expense ($11 million in the six months ended June 30, 2019) for these leases on a straight-line basis over the lease term.

14.	Investments and other financial assets
Investments and other financial assets at June 30, 2019 and December 31, 2018 consisted of the following:

($ million)	At June 30, 2019	At December 31, 2018
Investments	559	558
Non-current financial receivables and other non-current securities	52	34
Total Investments and other financial assets	611	592
Changes in Investments were as follows:

($ million)	At December 31, 2018	Revaluations/ (Write-downs)	Acquisitions and capitalizations	Other changes	At June 30, 2019
Investments	558	17	—	(16)	559

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2019 46

Investments amounted to $559 million at June 30, 2019 ($558 million at December 31, 2018) and primarily included the following: Naveco (Nanjing Iveco Motor Co.) Ltd. $155 million ($165 million at December 31, 2018), Turk Traktor ve Ziraat Makineleri A.S. $48 million ($50 million at December 31, 2018) and CNH Industrial Capital Europe S.a.S. $181 million ($175 million at December 31, 2018).
Revaluations and write-downs primarily consist of adjustments for the result of the period to the carrying amount of investments accounted for under the equity method.

15.	Leased assets
Leased assets primarily include equipment and vehicles leased to retail customers by Financial Services under operating lease arrangements. Such leases typically have terms of 3 to 5 years with options available for the lessee to purchase the equipment at the lease term date. Revenues for non-lease components are accounted for separately.
Changes in the carrying amount of Leased assets for the six months ended June 30, 2019 were as follows:

($ million)	Carrying amount at December 31, 2018	Additions	Depreciation	Foreign exchange effects	Disposals and other changes	Carrying amount at June 30, 2019
Leased assets	1,774	380	(127)	15	(254)	1,788

16.	Inventories
At June 30, 2019 and December 31, 2018, Inventories consisted of the following:

($ million)	At June 30, 2019	At December 31, 2018
Raw materials	1,558	1,292
Work-in-progress	821	573
Finished goods	5,845	4,854
Total Inventories	8,224	6,719
At June 30, 2019, Inventories included assets which are no longer subject to operating lease arrangements or buy-back commitments and were held for sale for a total amount of $531 million ($437 million at December 31, 2018).

17.	Current receivables and Other current assets
A summary of Current receivables and Other current assets as of June 30, 2019 and December 31, 2018 is as follows:

($ million)	At June 30, 2019	At December 31, 2018
Trade receivables	471	395
Receivables from financing activities	19,734	19,175
Current tax receivables	276	356
Other current assets:
Other current receivables	1,345	1,271
Accrued income, prepaid expenses and other	179	119
Total Other current assets	1,524	1,390
Total Current receivables and Other current assets	22,005	21,316

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2019 47

Receivables from financing activities
A summary of Receivables from financing activities as of June 30, 2019 and December 31, 2018 is as follows:

($ million)	At June 30, 2019	At December 31, 2018
Retail:
Retail financing	8,808	9,084
Finance leases	262	272
Total Retail	9,070	9,356

Wholesale:
Dealer financing	10,595	9,751
Total Wholesale	10,595	9,751

Other	69	68
Total Receivables from financing activities	19,734	19,175
CNH Industrial provides and administers financing for retail purchases of new and used equipment and vehicles sold through its dealer network. The terms of retail and other notes and finance leases generally range from two to six years, and interest rates on retail and other notes and finance leases vary depending on prevailing market interest rates and certain incentive programs offered by Industrial Activities.
CNH Industrial manages its receivable portfolios using multiple factors, primarily past dues, historical loss experience, collateral value, outstanding balance and internal behavioral classifications.
The aging of Receivables from financing activities as of June 30, 2019 and December 31, 2018 is as follows:

	At June 30, 2019
($ million)	Total Current	31-60 Days Past Due	61-90 Days Past Due	Total Performing	Non-Performing	Total

Retail
North America	6,237	21	5	6,263	1	6,264
Europe	177	—	—	177	—	177
South America	1,737	79	5	1,821	16	1,837
Rest of World	786	2	3	791	1	792
Total Retail	8,937	102	13	9,052	18	9,070

Wholesale
North America	3,927	—	—	3,927	1	3,928
Europe	5,130	30	24	5,184	20	5,204
South America	692	1	—	693	64	757
Rest of World	688	8	4	700	6	706
Total Wholesale	10,437	39	28	10,504	91	10,595

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2019 48

	At December 31, 2018
($ million)	Total Current	31-60 Days Past Due	61-90 Days Past Due	Total Performing	Non-Performing	Total

Retail
North America	6,296	21	5	6,322	5	6,327
Europe	164	1	—	165	50	215
South America	1,899	11	9	1,919	78	1,997
Rest of World	814	2	1	817	—	817
Total Retail	9,173	35	15	9,223	133	9,356

Wholesale
North America	3,612	—	—	3,612	18	3,630
Europe	4,729	20	8	4,757	—	4,757
South America	656	—	—	656	—	656
Rest of World	697	7	4	708	—	708
Total Wholesale	9,694	27	12	9,733	18	9,751
There is not a disproportionate concentration of credit risk in any geographic area. Receivables from financing activities generally relate to the agricultural, construction and truck businesses. CNH Industrial typically retains a security interest in the equipment or vehicle being financed. In addition, CNH Industrial may also obtain other forms of collateral including letter of credit/guarantees, insurance coverage, real estate and personal guarantees.
Receivables from financing activities are considered to have a significant credit deterioration when they are classified as a problem account, which generally occurs when customers show signs of operational or financial weakness including past dues, which require significant collection effort and monitoring; an account is typically considered in default when they are 90 days past due.
CNH Industrial utilizes three categories for receivables from financing activities that reflect their credit risk and how the loan provision is determined.

Internal risk grade	IFRS 9 classification	Definition	Basis for recognition of expected credit loss provision
Performing	Stage 1	Low risk of default; payments are generally less than 30 days past due	12 month expected credit losses
Performing	Stage 2	Significant increase in credit risk; payments generally between 31 and 90 days past due	Lifetime expected credit losses
Non-performing	Stage 3	Accounts are credit impaired and/or a legal action has been initiated; payments generally greater than 90 days past due	Lifetime expected credit losses
Charge‑offs of principal amounts of receivables outstanding are deducted from the allowance at the point when it is estimated that amounts due are deemed uncollectible. CNH Industrial continues to engage in collection efforts to attempt to recover the receivables. When recoveries are collected, these are recognized as income.

Allowance for Credit Losses
CNH Industrial’s allowance for credit losses is segregated into three portfolio segments: retail, wholesale and other. A portfolio segment is the level at which CNH Industrial develops a systematic methodology for determining its allowance for credit losses. Further, CNH Industrial evaluates its retail and wholesale portfolio segments by class of receivable: North America, Europe, South America and Rest of World regions. Typically, CNH Industrial’s receivables within a geographic area have similar risk profiles and methods for assessing and monitoring risk. These classes align with management reporting.
The Group accounts for its credit risk by appropriately providing for expected credit losses on a timely basis. In calculating the expected credit loss rates, CNH Industrial considers historical loss rates for each category of customers, and adjusts for forward looking macroeconomic data.

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2019 49

In calculating the expected credit losses, CNH Industrial’s calculations depend on whether the receivable has been individually identified as being impaired. The first component of the allowance for credit losses covers the receivables specifically reviewed by management for which CNH Industrial has determined it is probable that it will not collect all of the contractual principal and interest. Receivables are individually reviewed for impairment based on, among other items, amounts outstanding, days past due and prior collection history. Expected credit losses are measured by considering: the unbiased and probability-weighted amount; the time value of money; and reasonable and supportable information (available without undue costs or effort) at the reporting date about past events, current conditions and forecasts of future economic conditions. Expected credit losses are measured as the probability-weighted present value of all cash shortfalls over the expected life of each financial asset.
The second component of the allowance for credit losses covers all receivables that have not been individually reviewed for impairment. The allowance for these receivables is based on aggregated portfolio evaluations, generally by financial product. The allowance for wholesale and retail credit losses is based on loss forecast models that consider a variety of factors that include, but are not limited to, historical loss experience, collateral value, portfolio balance and delinquency. The loss forecast models are updated on a quarterly basis. The calculation is adjusted for forward looking macroeconomic factors. In addition, qualitative factors that are not fully captured in the loss forecast models are considered in the evaluation of the adequacy of the allowance for credit losses. These qualitative factors are subjective and require a degree of management judgment.
Allowance for credit losses activity for the three and six months ended June 30, 2019 is as follows:

	Three months ended June 30, 2019
	Retail				Wholesale
($ million)	Stage 1 12 months ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL	Total	Stage 1 12 months ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL	Total
Opening balance	98	7	206	311	28	1	127	156
Provision (benefit)	1	—	14	15	2	—	4	6
Charge-offs, net of recoveries	(2)	—	(14)	(16)	—	—	(4)	(4)
Transfers	(8)	(1)	9	—	—	—	—	—
Foreign currency translation and other	3	—	1	4	1	—	—	1
Ending balance	92	6	216	314	31	1	127	159

	Six months ended June 30, 2019
	Retail				Wholesale
($ million)	Stage 1 12 months ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL	Total	Stage 1 12 months ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL	Total
Opening balance	103	4	212	319	32	2	130	164
Provision (benefit)	3	—	20	23	3	—	(1)	2
Charge-offs, net of recoveries	(8)	—	(19)	(27)	(1)	—	(5)	(6)
Transfers	(8)	2	6	—	(5)	(1)	6	—
Foreign currency translation and other	2	—	(3)	(1)	2	—	(3)	(1)
Ending balance	92	6	216	314	31	1	127	159
Receivables:
Ending balance	8,905	115	50	9,070	10,268	165	162	10,595

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2019 50

Allowance for credit losses activity for the three and six months ended June 30, 2018 is as follows:

	Three months ended June 30, 2018
	Retail				Wholesale
($ million)	Stage 1 12 months ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL	Total	Stage 1 12 months ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL	Total
Opening balance	104	3	285	392	33	2	169	204
Provision (benefit)	10	(1)	(7)	2	—	1	4	5
Charge-offs, net of recoveries	(12)	—	(14)	(26)	—	—	—	—
Transfers	10	1	(11)	—	—	1	(1)	—
Foreign currency translation and other	(16)	(1)	(8)	(25)	(1)	(2)	(8)	(11)
Ending balance	96	2	245	343	32	2	164	198

	Six months ended June 30, 2018
	Retail				Wholesale
($ million)	Stage 1 12 months ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL	Total	Stage 1 12 months ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL	Total
Opening balance	122	4	255	381	39	2	161	202
Provision (benefit)	15	1	6	22	(3)	1	6	4
Charge-offs, net of recoveries	(18)	—	(22)	(40)	—	—	(1)	(1)
Transfers	(8)	(2)	10	—	(3)	—	3	—
Foreign currency translation and other	(15)	(1)	(4)	(20)	(1)	(1)	(5)	(7)
Ending balance	96	2	245	343	32	2	164	198
Receivables:
Ending balance	8,879	84	117	9,080	9,737	35	30	9,802

Allowance for credit losses activity for the year ended December 31, 2018 were as follows:

	Year ended Year ended December 31, 2018
	Retail				Wholesale
($ million)	Stage 1 12 months ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL	Total	Stage 1 12 months ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL	Total
Opening balance	122	4	255	381	39	2	161	202
Provision (benefit)	14	1	31	46	(4)	—	(2)	(6)
Charge-offs, net of recoveries	(33)	—	(53)	(86)	—	—	(14)	(14)
Transfers	20	(1)	(19)	—	—	—	—	—
Foreign currency translation and other	(20)	—	(2)	(22)	(3)	—	(15)	(18)
Ending balance	103	4	212	319	32	2	130	164
Receivables:
Ending balance	9,151	44	161	9,356	9,443	147	161	9,751

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2019 51

Troubled Debt Restructurings
A restructuring of a receivable constitutes a troubled debt restructuring (“TDR”) when a lender grants a concession it would not otherwise consider to a borrower experiencing financial difficulties. As a collateral-based lender, CNH Industrial typically will repossess collateral in lieu of restructuring receivables. As such, for retail receivables, concessions are typically provided based on bankruptcy court proceedings. For wholesale receivables, concessions granted may include extended contract maturities, inclusion of interest-only periods, modification of a contractual interest rate to a below market interest rate and waiving of interest and principal.
TDRs are reviewed along with other receivables as part of management’s ongoing evaluation of the adequacy of the allowance for credit losses. The allowance for credit losses attributable to TDRs is based on the most probable source of repayment, which is normally the liquidation of collateral. In determining collateral value, the Company estimates the current fair market value of the equipment collateral and considers credit enhancements such as additional collateral and third-party guarantees.
Before removing a receivable from TDR classification, a review of the borrower is conducted. If concerns exist about the future ability of the borrower to meet its obligations based on a credit review, the TDR classification is not removed from the receivable.
As of June 30, 2019, CNH Industrial had 272 retail and finance lease contracts classified as TDRs where a court in the North America region has determined the concession. The pre-modification value was $10 million and the post-modification value was $9 million. Additionally, the Company had 381 accounts with a balance of $16 million undergoing bankruptcy proceedings where a concession has not yet been determined. As of June 30, 2018, the Company had 288 retail and finance lease contracts classified as TDRs where a court in the North America region has determined the concession. The pre-modification value of these contracts was $10 million and the post-modification value was $9 million. Additionally, the Company had 377 accounts with a balance of $20 million undergoing bankruptcy proceedings in North America where a concession has not yet been determined.  As the outcome of the bankruptcy cases is determined by a court based on available assets, subsequent re-defaults are unusual and were not material for retail and finance lease contracts that were modified in a TDR during the previous twelve months ended June 30, 2019 and 2018.
As of June 30, 2019, CNH Industrial had retail and finance lease receivable contracts classified as TDRs in Europe. The pre-modification value was $98 million and the post-modification value was $91 million. Subsequent re-defaults were not material for retail and finance lease receivable contracts that were modified in a TDR during the previous twelve months ended June 30, 2019.
As of June 30, 2019 and 2018, CNH Industrial’s wholesale TDR agreements were immaterial.
Transfers of financial assets
The Group transfers a number of its financial receivables to securitization programs or factoring transactions.
A securitization transaction entails the sale of a portfolio of receivables to a securitization vehicle. This structured entity finances the purchase of the receivables by issuing asset-backed securities (i.e. securities whose repayment and interest flow depend upon the cash flow generated by the portfolio). Asset-backed securities are divided into classes according to their degree of seniority and rating: the most senior classes are placed with investors on the market; the junior class, whose repayment is subordinated to the senior classes, is normally subscribed for by the seller. The residual interest in the receivables retained by the seller is therefore limited to the junior securities it has subscribed for. In accordance with IFRS 10 – Consolidated Financial Statements, all securitization vehicles are included in the scope of consolidation because the subscription of the junior asset-backed securities by the seller implies its control in substance over the structured entity.
Furthermore, factoring transactions may be either with recourse or without recourse; certain without recourse transfers include deferred payment clauses (for example, when the payment by the factor of a minor part of the purchase price is dependent on the total amount collected from the receivables), requiring first loss cover, meaning that the transferor takes priority participation in the losses, or requires a significant exposure to the cash flows arising from the transferred receivables to be retained. These types of transactions do not comply with the requirements of IFRS 9 – Financial Instruments for the derecognition of the assets, since the risks and rewards connected with collection are not substantially transferred and, accordingly, the Group continues to recognize the receivables transferred by this means in its consolidated statement of financial position and recognizes a financial liability of the same amount under Asset-backed financing (see Note 23 “Debt”). The gains and losses arising from the transfer of these assets are only recognized when the assets are derecognized.

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2019 52

At June 30, 2019 and December 31, 2018, the carrying amounts of such restricted assets included in Receivables from financing activities are the following:

($ million)	At June 30, 2019	At December 31, 2018
Restricted receivables:
Retail financing and finance lease receivables	6,359	6,371
Wholesale receivables	7,414	7,052
Total restricted receivables	13,773	13,423
CNH Industrial has discounted receivables and bills without recourse having due dates beyond June 30, 2019 amounting to $324 million ($498 million at December 31, 2018, with due dates beyond that date), which refer to trade receivables and other receivables for $315 million ($477 million at December 31, 2018), and receivables from financing activities for $9 million ($21 million at December 31, 2018).

18.	Other financial assets and Other financial liabilities
These items consist of derivative financial instruments measured at fair value at the balance sheet date.
CNH Industrial utilizes derivative instruments to mitigate its exposure to interest rate and foreign currency exposures. Derivatives used as hedges are effective at reducing the risk associated with the exposure being hedged and are designated as a hedge at the inception of the derivative contract. CNH Industrial does not hold or enter into derivative or other financial instruments for speculative purposes. The credit and market risk related to derivatives is reduced through diversification among various counterparties, utilizing mandatory termination clauses and/or collateral support agreements. Derivative instruments are generally classified as Level 2 in the fair value hierarchy.
In accordance with IFRS 9, derivative financial instruments qualify for hedge accounting only when, at the inception of the hedge, there is formal designation and documentation of the hedging relationship, there is an economic relationship between the hedging instrument and the hedged item, credit risk does not dominate the value changes that result from the economic relationship, and the hedging relationship’s hedging ratio reflects the actual quantity of the hedging instrument and the hedged item. Hedge effectiveness is determined at the inception of the hedge relationship and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and hedging instrument.
Foreign Exchange Derivatives
CNH Industrial has entered into foreign exchange forward contracts and swaps in order to manage and preserve the economic value of cash flows in a currency different from the functional currency of the relevant legal entity. CNH Industrial conducts its business on a global basis in a wide variety of foreign currencies and hedges foreign currency exposures arising from various receivables, liabilities, and expected inventory purchases and sales. Derivative instruments utilized to hedge the foreign currency risk associated with anticipated inventory purchases and sales in foreign currencies are designated as cash flow hedges. Gains and losses on these instruments are deferred in accumulated other comprehensive income/(loss) and recognized in earnings when the related transaction occurs.
For hedging cash flows in a currency different from the functional currency, the hedge relationship reflects the hedge ratio of 1:1, which means that relationship is characterized by the value of the hedging instrument and the value of the hedged item moving in the opposite direction as a result of the common underlying of hedged risk.
The main sources of hedge ineffectiveness are:

▪
the effect of the counterparty and the Group’s own credit risk on the fair value of the foreign exchange derivatives, which is not reflected in the change in the fair value of the hedged cash flow attributable to the change in the exchange rates, and

▪	changes in timing of the hedged transaction.
Ineffectiveness related to these hedge relationships is recognized currently in the condensed consolidated income statement in the line “Financial income/(expenses)” and was not significant for all periods presented. Fair value changes used as a basis to calculate hedge ineffectiveness were $-44 million for foreign exchange contracts in the six months ended June 30, 2019. The maturity of these instruments does not exceed 24 months and the after-tax gains/(losses) deferred in accumulated other comprehensive income/(loss) that will be recognized in net revenues and cost of sales over the next twelve months, assuming foreign exchange rates remain unchanged, is approximately $-22 million. If a derivative instrument is terminated because the hedge relationship is no longer effective or because the hedged item is a forecasted transaction that is no longer determined to be probable, the cumulative amount recorded in accumulated other comprehensive income/(loss) is recognized immediately in earnings. Such amounts were insignificant in all periods presented.

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2019 53

CNH Industrial also uses forwards and swaps to hedge certain assets and liabilities denominated in foreign currencies. Such derivatives are considered economic hedges and not designated as hedging instruments. The changes in the fair values of these instruments are recognized directly in income in “Financial income/(expenses)” and are expected to offset the foreign exchange gains or losses on the exposures being managed.
All of CNH Industrial’s foreign exchange derivatives are considered Level 2 as the fair value is calculated using market data input and can be compared to actively traded derivatives. The total notional amount of CNH Industrial’s foreign exchange derivatives was $7.9 billion and $7.2 billion at June 30, 2019 and December 31, 2018, respectively.

Interest Rate Derivatives
CNH Industrial has entered into interest rate derivatives (swaps and caps) in order to manage interest rate exposures arising in the normal course of business. Interest rate derivatives that have been designated as cash flow hedges are being used by CNH Industrial to mitigate the risk of rising interest rates related to existing debt and anticipated issuance of fixed-rate debt in future periods. Gains and losses on these instruments, to the extent that the hedge relationship has been effective, are deferred in other comprehensive income/(loss) and recognized in “Financial income/(expenses)” over the period in which CNH Industrial recognizes interest expense on the related debt. The after-tax gains (losses) deferred in other comprehensive income/(loss) that will be recognized in interest expense over the next twelve months is insignificant.
Interest rate derivatives that have been designated as fair value hedge relationships have been used by CNH Industrial to mitigate the volatility in the fair value of existing fixed rate bonds and medium-term notes due to changes in floating interest rate benchmarks. Gains and losses on these instruments are recorded in “Financial income/(expenses)” in the period in which they occur and an offsetting gain or loss is also reflected in “Financial income/(expenses)” based on changes in the fair value of the debt instrument being hedged due to changes in floating interest rate benchmarks.
For hedging interest rate exposures, the hedge relationship reflects the hedge ratio 1:1, which means that relationship is characterized by the value of the hedging instrument and the value of the hedged item that move in the opposite direction as a result of the common underlying of hedged risk.
The main sources of hedge ineffectiveness are:

▪
the effect of the counterparty and the Group’s own credit risk on the fair value of the swaps, which is not reflected in the change in the fair value of the hedged cash flow attributable to the change in the interest rates, and

▪	differences in repricing dates between the swaps and the borrowings.
Any ineffectiveness is recorded in “Financial income/(expenses)” in the condensed consolidated income statement and its amount was insignificant for all periods presented. Fair value changes used as a basis to calculate hedge ineffectiveness were $31 million for interest rate derivatives in the six months ended June 30, 2019.
CNH Industrial also enters into offsetting interest rate derivatives with substantially similar terms that are not designated as hedging instruments, to mitigate interest rate risk related to CNH Industrial’s committed asset-backed facilities. Unrealized and realized gains and losses resulting from fair value changes in these instruments are recognized directly in income. Net gains and losses on these instruments were insignificant in all periods presented.
All of CNH Industrial’s interest rate derivatives outstanding as of June 30, 2019 and December 31, 2018 are considered Level 2. The fair market value of these derivatives is calculated using market data input and can be compared to actively traded derivatives. The total notional amount of CNH Industrial’s interest rate derivatives was approximately $5.1 billion and $5.4 billion at June 30, 2019 and December 31, 2018, respectively.

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2019 54

Financial statement impact of CNH Industrial derivatives
The following table summarizes the gross impact of changes in the fair value of derivatives on other comprehensive income and profit or loss during the three and six months ended June 30, 2019 and 2018:

	Three months ended June 30,		Six months ended June 30,
($ million)	2019	2018	2019	2018
Fair value hedges
Interest rate derivatives - Financial income/(expenses)	20	(3)	31	(10)
Gains/(losses) on hedged items - Financial income/(expenses)	(20)	3	(31)	10

Cash flow hedges
Recognized in Other comprehensive income (effective portion):
Foreign exchange derivatives	18	(17)	(44)	11
Interest rate derivatives	(11)	12	(20)	14

Reclassified from other comprehensive income (effective portion):
Foreign exchange derivatives - Net revenues	1	1	(4)	1
Foreign exchange derivatives - Cost of sales	(18)	8	(29)	20
Foreign exchange derivatives - Financial income/(expenses)	4	9	(7)	14
Interest rate derivatives - Cost of sales	(2)	(1)	(3)	(2)

Not designated as hedges
Foreign exchange derivatives - Financial income/(expenses)	(44)	89	(68)	109
The fair values of CNH Industrial’s derivatives as of June 30, 2019 and December 31, 2018 in the condensed consolidated statement of financial position are recorded as follows:

	At June 30, 2019		At December 31, 2018
($ million)	Positive fair value	Negative fair value	Positive fair value	Negative fair value
Derivatives designated as hedging instruments
Fair value hedges:
Interest rate derivatives	39	(4)	16	(16)
Total Fair value hedges	39	(4)	16	(16)

Cash flow hedges:
Foreign exchange derivatives	34	(52)	52	(41)
Interest rate derivatives	16	(37)	5	(13)
Total Cash flow hedges	50	(89)	57	(54)
Total Derivatives designated as hedging instruments	89	(93)	73	(70)

Derivatives not designated as hedging instruments
Foreign exchange derivatives	17	(28)	24	(38)
Interest rate derivatives	1	(1)	1	—
Total Derivatives not designated as hedging instruments	18	(29)	25	(38)
Other financial assets/(liabilities)	107	(122)	98	(108)

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2019 55

Derivatives not designated as hedging instruments consist mainly of derivatives (mostly currency based derivatives) acquired to hedge receivables and payables subject to currency risk and/or interest rate risk which are not formally designated as hedges at Group level.

19.	Cash and cash equivalents
Cash and cash equivalents include cash at bank and other easily marketable securities that are readily convertible into cash and are subject to an insignificant risk of changes in value.
At June 30, 2019, this item included $687 million ($772 million at December 31, 2018) of restricted cash which mainly includes bank deposits that may be used exclusively for the repayment of the debt relating to securitizations classified as Asset-backed financing. At June 30, 2019, this item also included $251 million ($736 million at December 31, 2018) of money market securities and other cash equivalents.

20.	Assets held for sale
Assets held for sale at June 30, 2019 and December 31, 2018 primarily included buildings.

21.	Equity
Share capital
As of June 30, 2019, the Company’s share capital was €18 million (equivalent to $25 million), fully paid-in, and consisted of 1,364,400,196 common shares (1,350,834,202 common shares outstanding, net of 13,565,994 common shares held in treasury by the Company as described in the following section) and 396,474,276 special voting shares (388,051,532 special voting shares outstanding, net of 8,422,744 special voting shares held in treasury by the Company as described in the following), all with a par value of €0.01 each.
For more complete information on the share capital of CNH Industrial N.V., see Note 23 “Equity” to the CNH Industrial Consolidated Financial Statements at December 31, 2018.
Treasury shares
As of June 30, 2019, the Company held 13.6 million common shares in treasury, net of transfers of common shares to fulfill its obligations under its stock compensation plans, at an aggregate cost of $148 million. As of June 30, 2019, the Company held 8.4 million special voting shares in treasury. During the six months ended June 30, 2019, the Company repurchased 5.1 million shares of its common stock on the MTA and on multilateral trading facilities (“MTFs”) under the buy-back program in place at an aggregate cost of $45 million. During the same period, the Company acquired 0.7 million special voting shares following the de-registration of qualifying common shares from the Loyalty Register, net of the transfer and allocation of special voting shares to those shareholders whose qualifying common shares became eligible to receive special voting shares after the uninterrupted three-year registration period in the Loyalty Register.
In order to maintain the necessary operating flexibility over an adequate time period, including the implementation of the program in place, on April 12, 2019, the Annual General Meeting (“AGM”) granted to the Board of Directors the authority to acquire common shares in the capital of the Company through stock exchange trading on the MTA and the NYSE or otherwise for a period of 18 months (i.e., up to and including October 11, 2020). Under such authorization the Board’s authority is limited to a maximum of up to 10% of the issued common shares as of the date of the AGM and, in compliance with applicable rules and regulations, subject to a maximum price per common share equal to the average of the highest price on each of the five trading days prior to the date of acquisition, as shown in the Official Price List of the MTA or NYSE (as the case may be) plus 10% (maximum price) and to a minimum price per common share equal to the average of the lowest price on each of the five trading days prior to the date of acquisition, as shown in the Official Price List of the MTA or NYSE (as the case may be) minus 10% (minimum price). Since May 2019, the Company restarted its share buy-back program. Neither the renewal of the authorization, nor the launch of any program obliges the Company to buy-back any common shares. In any event, such program may be suspended, discontinued or modified at any time for any reason and without previous notice, in accordance with applicable laws and regulations.

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2019 56

Capital reserves
At June 30, 2019 capital reserves, amounting to $3,236 million ($3,247 million at December 31, 2018), mainly consisted of the share premium deriving from the merger occurred in 2013 between Fiat Industrial and its majority owned subsidiary CNH Global.
Earnings reserves
Earnings reserves, amounting to $6,672 million at June 30, 2019 ($6,272 million at December 31, 2018), primarily consisted of retained earnings and profits attributable to the owners of the parent.
On April 12, 2019, at the AGM, CNH Industrial N.V. shareholders approved a dividend of €0.18 per common share, as recommended on March 1, 2019 by the Board of Directors. The cash dividend was declared in euro and paid on May 2, 2019 for a total amount of $275 million (€244 million).
Other comprehensive income/(loss)
Other comprehensive income/(loss) consisted of the following:

	Three months ended June 30,		Six months ended June 30,
($ million)	2019	2018	2019	2018
Other comprehensive income/(loss) that will not be reclassified subsequently to profit or loss:
Gains/(losses) on the remeasurement of defined benefit plans	—	55		55
Total Other comprehensive income/(loss) that will not be reclassified subsequently to profit or loss (A)	—	55	—	55

Other comprehensive income/(loss) that may be reclassified subsequently to profit or loss:

Gains/(losses) on cash flow hedging instruments arising during the period	7	(5)	(64)	25
(Gains)/losses on cash flow hedging instruments reclassified to profit or loss	15	(17)	43	(33)
Gains/(losses) on cash flow hedging instruments	22	(22)	(21)	(8)

Exchange gains/(losses) on translating foreign operations arising during the period	15	(196)	47	(321)
Exchange (gains)/losses on translating foreign operations reclassified to profit or loss	—	—	—	—
Exchange gains/(losses) on translating foreign operations	15	(196)	47	(321)

Share of Other comprehensive income/(loss) of entities accounted for using the equity method arising during the period	—	(37)	(3)	(20)
Reclassification adjustment for the share of Other comprehensive income/(loss) of entities accounted for using the equity method	—	—	—	—
Share of Other comprehensive income/(loss) of entities accounted for using the equity method	—	(37)	(3)	(20)
Total Other comprehensive income/(loss) that may be reclassified subsequently to profit or loss (B)	37	(255)	23	(349)
Tax effect (C)	(1)	(8)	6	(12)
Total Other comprehensive income/(loss), net of tax (A) + (B) + (C)	36	(208)	29	(306)

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2019 57

The income tax effect for each component of Other comprehensive income/(loss) consisted of the following:

	Three months ended June 30,						Six months ended June 30,
	2019			2018			2019			2018
($ million)	Before tax amount	Tax (expense)/ benefit	Net-of-tax amount	Before tax amount	Tax (expense)/ benefit	Net-of-tax amount	Before tax amount	Tax (expense)/ benefit	Net-of-tax amount	Before tax amount	Tax (expense)/ benefit	Net-of-tax amount
Other comprehensive income/(loss) that will not be reclassified subsequently to profit or loss:
Gains/(losses) on the remeasurement of defined benefit plans	—	—	—	55	(13)	42	—	—	—	55	(14)	41
Total Other comprehensive income/(loss) that will not be reclassified subsequently to profit or loss	—	—	—	55	(13)	42	—	—	—	55	(14)	41

Other comprehensive income/(loss) that may be reclassified subsequently to profit or loss:
Gains/(losses) on cash flow hedging instruments	22	(1)	21	(22)	5	(17)	(21)	6	(15)	(8)	2	(6)
Exchange gains/(losses) on translating foreign operations	15	—	15	(196)	—	(196)	47	—	47	(321)	—	(321)
Share of Other comprehensive income/(loss) of entities accounted for using the equity method	—	—	—	(37)	—	(37)	(3)	—	(3)	(20)	—	(20)
Total Other comprehensive income/(loss) that may be reclassified subsequently to profit or loss	37	(1)	36	(255)	5	(250)	23	6	29	(349)	2	(347)
Total Other comprehensive income/(loss)	37	(1)	36	(200)	(8)	(208)	23	6	29	(294)	(12)	(306)
Share-based compensation
CNH Industrial recognized total share-based compensation expense of $12 million and $21 million for the three and six months ended June 30, 2019, respectively ($12 million and $16 million for the comparable periods of 2018, respectively).

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2019 58

22.	Provisions
A summary of Provisions at June 30, 2019 and December 31, 2018 is as follows:

($ million)	At June 30, 2019		At December 31, 2018
Employee benefits		1,582		1,763
Other provisions:
Warranty and technical assistance provision	941		925
Restructuring provision	87		74
Investment provision	12		12
Other risks	2,256		2,277
Total Other provisions		3,296		3,288
Total Provisions		4,878		5,051
Provisions for Employee benefits include provisions for health care plans, pension plans and other post-employment benefits, as well as other provisions for employees and provisions for other long-term employee benefits.
Provisions for Other risks include provisions for contractual and commercial risks and disputes.
Employee benefits
The following tables summarize the components of net benefit cost of CNH Industrial’s post-employment benefits for the three and six months ended June 30, 2019 and 2018:

	Pension plans		Healthcare plans		Other
	Three Months Ended June 30,		Three Months Ended June 30,		Three Months Ended June 30,
($ million)	2019	2018	2019	2018	2019	2018
Service cost:
Current service cost	5	6	1	2	2	2
Past service cost and (gain)/loss from curtailments and settlements	—	—	—	(527)	—	—
Total Service cost	5	6	1	(525)	2	2
Net interest expense	3	3	3	2	—	1
Other costs	2	2	—	—	—	—
Net benefit (income)/cost recognized to profit or loss	10	11	4	(523)	2	3

	Pension plans		Healthcare plans		Other
	Six Months Ended June 30,		Six Months Ended June 30,		Six Months Ended June 30,
($ million)	2019	2018	2019	2018	2019	2018
Service cost:
Current service cost	10	12	2	4	4	4
Past service cost and (gain)/loss from curtailments and settlements	—	—	—	(527)	—	—
Total Service cost	10	12	2	(523)	4	4
Net interest expense	6	6	6	10	—	2
Other costs	4	4	—	—	—	1
Net benefit (income)/cost recognized to profit or loss	20	22	8	(513)	4	7
On February 20, 2018, CNH Industrial announced that the United States Supreme Court ruled in its favor in Reese vs. CNH Industrial N.V. and CNH Industrial America LLC. The decision allowed CNH Industrial to terminate or modify various retiree healthcare benefits previously provided to certain UAW Union represented CNH Industrial retirees. On April 16, 2018, CNH Industrial announced its determination to modify the benefits provided to the applicable retirees (“Benefit Modification”) to make them consistent with the benefits provided to current eligible CNH Industrial retirees who had been represented by the UAW. The Benefit Modification resulted in a reduction of the plan liability by $527 million in the second quarter of 2018. This amount has been recognized in its entirety in Other income/(expenses).

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2019 59

23.	Debt
An analysis of debt by nature is as follows:

($ million)	At June 30, 2019		At December 31, 2018
Asset-backed financing		11,364		11,269
Other debt:
Bonds	8,028		7,967
Borrowings from banks	4,028		4,135
Payables represented by securities	930		960
Lease liabilities	433		—
Other(1)	114		212
Total Other debt		13,533		13,274
Total Debt		24,897		24,543

(1)	At December 31, 2018 it included $2 million of finance lease liabilities in accordance with IAS 17.
Total Debt was $24,897 million at June 30, 2019, an increase of $354 million compared to December 31, 2018. Excluding the impact of exchange translation differences, Debt increased by $345 million as a result of a new bond issuance and the recognition of additional lease liabilities, as described below, partially offset by repayment of bonds and the net decrease in borrowings from banks and other debt.
In March 2019, CNH Industrial Finance Europe S.A. issued €600 million of notes at an annual fixed rate of 1.75% due in 2027 (the “1.75% CIFE Notes”) at an issue price of 98.597 percent of their principal amount. The 1.75% CIFE Notes were issued under the €10 billion Euro Medium Term Note Programme guaranteed by CNH Industrial N.V.
Due to the initial application of IFRS 16 as of January 1, 2019, $478 million of additional liabilities from leases were recognized. At December 31, 2018, only finance lease liabilities in accordance with IAS 17 ($2 million) were recognized.
During the six months ended June 30, 2019, $72 million for the principal portion of Lease liabilities and $7 million for interest expenses related to lease liabilities were paid.
The following table sets out a maturity analysis of Lease liabilities at June 30, 2019:

($ million)	At June 30, 2019
Less than one year	134
One to two years	94
Two to three years	66
Three to four years	48
Four to five years	31
More than five years	124
Total undiscounted lease payments	497
Less: Interest	(64)
Total Lease liabilities	433
At June 30, 2019, the weighted average remaining lease term (calculated on the basis of the remaining lease term and the lease liability balance for each lease) and the weighted average discount rate for leases were 6.9 years and 3.6%, respectively.

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2019 60

The following table shows the summary of the Group’s issued bonds outstanding at June 30, 2019:

	Currency	Face value of outstanding bonds (in million)	Coupon	Maturity	Outstanding amount ($ million)
Euro Medium Term Notes
CNH Industrial Finance Europe S.A.(1)	EUR	432	2.875%	September 27, 2021	491
CNH Industrial Finance Europe S.A.(1)	EUR	75	1.625%	March 29, 2022	85
CNH Industrial Finance Europe S.A.(1)	EUR	500	1.375%	May 23, 2022	569
CNH Industrial Finance Europe S.A.(1)	EUR	500	2.875%	May 17, 2023	569
CNH Industrial Finance Europe S.A.(1)	EUR	650	1.75%	September 12, 2025	740
CNH Industrial Finance Europe S.A.(1)	EUR	100	3.5%	November 12, 2025	114
CNH Industrial Finance Europe S.A.(1)	EUR	500	1.875%	January 19, 2026	569
CNH Industrial Finance Europe S.A.(1)	EUR	600	1.75%	March 25, 2027	683
CNH Industrial Finance Europe S.A.(1)	EUR	50	3.875%	April 21, 2028	57
Total Euro Medium Term Notes					3,877
Other Bonds
CNH Industrial Capital LLC	USD	500	3.375%	July 15, 2019	500
CNH Industrial Capital LLC	USD	600	4.375%	November 6, 2020	600
CNH Industrial Capital LLC	USD	500	4.875%	April 1, 2021	500
CNH Industrial Capital LLC	USD	400	3.875%	October 15, 2021	400
CNH Industrial Capital LLC	USD	500	4.375%	April 5, 2022	500
CNH Industrial Capital LLC	USD	500	4.2%	January 15, 2024	500
CNH Industrial N.V.(2)	USD	600	4.5%	August 15, 2023	600
CNH Industrial N.V.(2)	USD	500	3.85%	November 15, 2027	500
Total Other bonds					4,100
Hedging effect and amortized cost valuation					51
Total Bonds					8,028

(1)	Bond listed on the Irish Stock Exchange.

(2)	Bond listed on the New York Stock Exchange.
The bonds issued by the Group may contain commitments of the issuer, and in certain cases commitments of CNH Industrial N.V. in its capacity as guarantor, which are typical of international practice for bond issues of this type such as, in particular, negative pledge (in relation to quoted indebtedness), a status (or pari passu) covenant and cross default clauses. A breach of these commitments can lead to the early repayment of the applicable notes. The bonds guaranteed by CNH Industrial N.V. under the Euro Medium Term Note Programme (and its predecessor the Global Medium Term Note Programme), as well as the notes issued by CNH Industrial N.V., contain clauses which could lead to early repayment if there is a change of control of CNH Industrial N.V. leading to a rating downgrading of CNH Industrial N.V.
The Group intends to repay the issued bonds in cash at the due date by utilizing available liquid resources. In addition, the companies in the Group may from time to time buy back their issued bonds. Such buy backs, if made, depend upon market conditions, the financial situation of the Group and other factors which could affect such decisions. Further information about these bonds is included in Note 26 “Debt” to the CNH Industrial Consolidated Financial Statements at December 31, 2018.
In March 2019, CNH Industrial signed a five-year committed revolving credit facility for €4 billion ($4.5 billion at March 31, 2019 exchange rate) due to mature in 2024 with two extension options of 1-year each, exercisable on the first and second anniversary of the signing date. The credit facility replaces the existing five-year €1.75 billion credit facility due to mature in 2021. Available committed unsecured facilities expiring after twelve months amounted to approximately $5.5 billion at June 30, 2019 ($3.1 billion at December 31, 2018). Total committed secured facilities expiring after twelve months amounted to approximately $4.2 billion at June 30, 2019 ($3.9 billion at December 31, 2018) of which $1.3 billion was available at June 30, 2019 ($0.9 billion at December 31, 2018).
Debt secured with mortgages and other liens on assets of the Group amounts to $38 million at June 30, 2019 ($39 million at December 31, 2018).

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2019 61

24.    Trade payables
Trade payables of $6,129 million at June 30, 2019 increased by $243 million from the amount at December 31, 2018.

25.	Other current liabilities
At June 30, 2019, Other current liabilities mainly included $1,707 million of amounts payable to customers relating to repurchase price on buy-back agreements ($1,870 million at December 31, 2018), and $1,299 million of contract liabilities ($1,368 million at December 31, 2018), of which $708 million for future rents related to buy-back agreements ($773 million at December 31, 2018). Other current liabilities also included accrued expenses and deferred income of $540 million ($517 million at December 31, 2018).

26.	Commitments and contingencies
As a global Group with a diverse business portfolio, CNH Industrial is exposed to numerous legal risks, including dealer and supplier litigation, intellectual property right disputes, product warranty and defective product claims, product performance, asbestos, personal injury, emissions and/or fuel economy regulatory and contractual issues and environmental claims that arise in the ordinary course of business. The most significant of these matters are described below.
The outcome of any current or future proceedings, claims, or investigations cannot be predicted with certainty. Adverse decisions in one or more of these proceedings, claims or investigations could require CNH Industrial to pay substantial damages, or undertake service actions, recall campaigns or other costly actions. It is therefore possible that legal judgments could give rise to expenses that are not covered, or not fully covered, by insurers’ compensation payments and could affect CNH Industrial’s financial position and results. When it is probable that an outflow of resources embodying economic benefits will be required to settle obligations and this amount can be reliably estimated, CNH Industrial recognizes specific provisions for this purpose.
Although the ultimate outcome of legal matters pending against CNH Industrial and its subsidiaries cannot be predicted, CNH Industrial believes the reasonable possible range of losses for these unresolved legal matters in addition to the amounts accrued would not have a material effect on its Semi-Annual Condensed Consolidated Financial Statements.
Other litigation and investigation
Follow-up on Damages Claims: Iveco, the Company’s wholly owned subsidiary, and its competitors were subject to an investigation by the European Commission (the “Commission”) into certain business practices in the European Union in relation to Medium and Heavy ("M&H") trucks. On July 19, 2016, the Commission announced a settlement with Iveco. Following the settlement, CNH Industrial has been named as defendant in private litigation commenced in various European jurisdictions and Israel by customers and other third parties, either acting individually or as part of a wider group or class of claimants. These claims remain at an early stage. Further, on the base of the letters issued by a significant number of customers indicating that they may commence proceedings in the future, CNH Industrial expects to face further claims based on the same legal grounds in various other jurisdictions. The extent and outcome of these claims cannot be predicted at this time.
Guarantees
CNH Industrial provided guarantees on the debt or commitments of third parties and performance guarantees, mainly in the interest of a joint venture related to commercial commitments of defense vehicles, totaling $445 million and $471 million at June 30, 2019 and December 31, 2018, respectively.

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2019 62

27.    Segment reporting
The operating segments through which CNH Industrial manages its operations are based on the internal reporting used by the CNH Industrial Chief Operating Decision Maker (“CODM”) to assess performance and make decisions about resource allocation. The segments are organized based on products and services provided by CNH Industrial.
CNH Industrial has five operating segments:

▪
Agriculture designs, manufactures and distributes a full line of farm machinery and implements, including two-wheel and four-wheel drive tractors, crawler tractors (Quadtrac®), combines, cotton pickers, grape and sugar cane harvesters, hay and forage equipment, planting and seeding equipment, soil preparation and cultivation implements and material handling equipment. Agricultural equipment is sold under the New Holland Agriculture and Case IH brands, as well as the STEYR, Kongskilde, Överum, and JF brands in Europe and the Miller brand, primarily in North America and Australia.

▪
Construction designs, manufactures and distributes a full line of construction equipment including excavators, crawler dozers, graders, wheel loaders, backhoe loaders, skid steer loaders, compact track loaders, and telehandlers. Construction equipment is sold under the CASE Construction Equipment and New Holland Construction brands.

▪
Commercial and Specialty Vehicles designs, manufactures and distributes a full range of light, medium, and heavy vehicles for the transportation and distribution of goods under the IVECO brand, commuter buses and touring coaches under the IVECO BUS (previously Iveco Irisbus) and Heuliez Bus brands, quarry and mining equipment under the IVECO ASTRA brand, firefighting vehicles under the Magirus brand, and vehicles for civil defense and peace-keeping missions under the Iveco Defence Vehicles brand.

▪
Powertrain designs, manufactures and distributes a range of engines, transmission systems and axles for on- and off-road applications, as well as for marine and power generation under the FPT Industrial brand.

▪
Financial Services offers a range of financial services to dealers and customers. Financial Services provides and administers retail financing to customers for the purchase or lease of new and used industrial equipment or vehicles and other equipment sold by CNH Industrial dealers. In addition, Financial Services provides wholesale financing to CNH Industrial dealers. Wholesale financing consists primarily of floor plan financing and allows the dealers to purchase and maintain a representative inventory of products. Financial Services also provides trade receivables factoring services to CNH Industrial companies.

The activities carried out by the four industrial segments Agriculture, Construction, Commercial and Specialty Vehicles and Powertrain, as well as corporate functions, are collectively referred to as “Industrial Activities”.
Revenues for each reported segment are those directly generated by or attributable to the segment as a result of its business activities and include revenues from transactions with third parties as well as those deriving from transactions with other segments, recognized at normal market prices. Segment expenses represent expenses deriving from each segment's business activities both with third parties and other operating segments or which may otherwise be directly attributable to it. Expenses deriving from business activities with other segments are recognized at normal market prices.
The CODM assesses segment performance and makes decisions about resource allocation based upon Adjusted EBIT and Adjusted EBITDA calculated using U.S. GAAP. CNH Industrial believes Adjusted EBIT and Adjusted EBITDA more fully reflect segment and consolidated profitability. Adjusted EBIT under U.S. GAAP is defined as net income/(loss) before income taxes, interest expenses of Industrial Activities, net, restructuring expenses, the finance and non-service component of pension and other post-employment benefits costs, foreign exchange gains/(losses), and certain non-recurring items. In particular, non-recurring items are specifically disclosed items that management considers to be rare or discrete events that are infrequent in nature and not reflective of on-going operational activities. Adjusted EBITDA under U.S. GAAP is defined as Adjusted EBIT plus depreciation and amortization (including on assets under operating leases and assets sold under buy-back commitments). With reference to Financial Services, the CODM assesses the performance of the segment on the basis of net income prepared in accordance with U.S. GAAP.

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2019 63

The following table summarizes Adjusted EBIT under U.S. GAAP by reportable segment:

	Three months ended June 30,		Six months ended June 30,
($ million)	2019	2018	2019	2018
Agriculture	341	396	509	582
Construction	25	33	38	33
Commercial and Specialty Vehicles	100	92	151	141
Powertrain	102	108	198	203
Unallocated items, eliminations and other	(41)	(58)	(91)	(127)
Total Industrial Activities	527	571	805	832
Financial Services	124	141	255	284
Eliminations and other	—	—	—	—
Total Adjusted EBIT under U.S. GAAP	651	712	1,060	1,116
The following table summarizes Adjusted EBITDA under U.S. GAAP by reportable segment:

	Three months ended June 30,		Six months ended June 30,
($ million)	2019	2018	2019	2018
Agriculture	410	472	653	737
Construction	40	48	67	64
Commercial and Specialty Vehicles	226	239	403	445
Powertrain	133	141	261	270
Unallocated items, eliminations and other	(41)	(57)	(91)	(126)
Total Industrial Activities	768	843	1,293	1,390
Financial Services	184	203	381	413
Eliminations and other		—	—	—
Total Adjusted EBITDA under U.S. GAAP	952	1,046	1,674	1,803
A reconciliation from consolidated Adjusted EBITDA under U.S. GAAP to Profit/(loss) before taxes under EU-IFRS for the three and six months ended June 30, 2019 and 2018 is provided below:

	Three months ended June 30,		Six months ended June 30,
($ million)	2019	2018	2019	2018
Adjusted EBITDA under U.S. GAAP	952	1,046	1,674	1,803
Less: depreciation and amortization under U.S. GAAP(*)	(301)	(334)	(614)	(687)
Adjusted EBIT under U.S. GAAP	651	712	1,060	1,116
Adjustments/reclassifications to convert from Adjusted EBIT under U.S. GAAP to Profit/(loss) before taxes under EU-IFRS:
Financial income/(expenses) under EU-IFRS	(63)	(186)	(135)	(306)
Development costs	(3)	5	(25)	(21)
Restructuring costs under EU-IFRS	(30)	(7)	(36)	(10)
Other adjustments	(49)	(10)	6	(23)
Total adjustments/reclassifications	(145)	329	(190)	167
Profit/(loss) before taxes under EU-IFRS	506	1,041	870	1,283

(*)	Including depreciation of assets on operating lease and assets sold with buy-back commitment.

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2019 64

Net income of Financial Services prepared under U.S. GAAP for the three and six months ended June 30, 2019 and 2018 is summarized as follows, together with a reconciliation to CNH Industrial’s consolidated Profit/(loss) before taxes under EU-IFRS for the same periods:

	Three months ended June 30,		Six months ended June 30,
($ million)	2019	2018	2019	2018
Net income of Financial Services under U.S. GAAP (A)	91	102	186	205
Net Income (loss) of Industrial Activities under U.S. GAAP (B)	427	408	691	610
Eliminations and other (C)	(91)	(102)	(186)	(205)
CNH Industrial’s consolidated Net income (loss) under U.S. GAAP (D) = (A) + (B) + (C)	427	408	691	610
Adjustments to conform with EU-IFRS (E)(*)	(44)	377	(37)	359
Income tax (expense) under EU-IFRS (F)	(123)	(256)	(216)	(314)
Profit/(loss) before taxes under EU-IFRS (G) = (D) + (E) - (F)	506	1,041	870	1,283
(*)    Details about this item are provided in Note 31 “EU-IFRS to U.S. GAAP reconciliation”.

Additional reportable segment information under U.S. GAAP
Revenues under U.S. GAAP, together with a reconciliation to the corresponding EU-IFRS consolidated item for the three and six months ended June 30, 2019 and 2018, are provided below:

	Three months ended June 30,		Six months ended June 30,
($ million)	2019	2018	2019	2018
Agriculture	3,095	3,312	5,585	5,891
Construction	757	799	1,397	1,481
Commercial and Specialty Vehicles	2,698	2,889	5,112	5,384
Powertrain	1,133	1,218	2,169	2,404
Eliminations and other	(615)	(639)	(1,189)	(1,281)
Net sales of Industrial Activities	7,068	7,579	13,074	13,879
Financial Services	519	498	993	1,000
Eliminations and other	(20)	(32)	(43)	(61)
Total Revenues under U.S. GAAP	7,567	8,045	14,024	14,818
Difference(*)	10	(14)	(13)	(35)
Total Net Revenues under EU-IFRS	7,577	8,031	14,011	14,783
(*) Different classification of interest income of Industrial Activities
Depreciation and amortization under U.S. GAAP by reportable segment, together with a reconciliation to the corresponding EU-IFRS consolidated item for three and six months ended June 30, 2019 and 2018, are provided below:

	Three months ended June 30,		Six months ended June 30,
($ million)	2019	2018	2019	2018
Agriculture	69	75	144	154
Construction	15	15	29	31
Commercial and Specialty Vehicles	47	53	94	108
Powertrain	31	33	63	67
Eliminations and other	—	1	—	1
Total Industrial Activities	162	177	330	361
Financial Services	1	2	3	3
Eliminations and other	—	—	2	—
Total Depreciation and Amortization(*) under U.S. GAAP	163	179	335	364
Difference(**)	146	120	290	242
Total Depreciation and Amortization(*) under EU-IFRS	309	299	625	606
(*)    Excluding depreciation of assets on operating lease and assets sold with buy-back commitment.
(**)    Primarily amortization of development costs capitalized under EU-IFRS and depreciation of right-of-use assets under EU-IFRS.

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2019 65

28.	Fair value measurement
Fair value measurements are categorized within the fair value hierarchy, described as follows, based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the entire measurement:

▪	Level 1 — Quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

▪	Level 2 — Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly;

▪	Level 3 — Unobservable inputs for the asset or liability.
This hierarchy requires the use of observable market data when available.
Assets and liabilities measured at fair value on a recurring basis
The following table presents, for each of the fair value hierarchy levels, the assets and liabilities that are measured at fair value on a recurring basis at June 30, 2019 and December 31, 2018:

		At June 30, 2019				At December 31, 2018
($ million)	Note	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Other non-current securities	(14)	1	—	—	1	1	—	—	1
Other financial assets	(18)	—	107	—	107	—	98	—	98
Money market securities	(19)	140	—	—	140	428	—	—	428
Total Assets		141	107	—	248	429	98	—	527
Other financial liabilities	(18)	—	(122)	—	(122)	—	(108)	—	(108)
Total Liabilities		—	(122)	—	(122)	—	(108)	—	(108)
In the six months ended June 30, 2019 and 2018, there were no transfers between levels in the fair value hierarchy.
Description of the valuation techniques used to determine the fair value of derivative financial instruments is included in Note 18 “Other financial assets and Other financial liabilities”.

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2019 66

Assets and liabilities not measured at fair value
The estimated fair values for financial assets and liabilities that are not measured at fair value in the condensed statement of financial position at June 30, 2019 and December 31, 2018 are as follows:

		At June 30, 2019
($ million)	Note	Level 1	Level 2	Level 3	Total Fair Value	Carrying amount
Retail financing	(17)	—	—	8,652	8,652	8,808
Dealer financing	(17)	—	—	10,594	10,594	10,595
Finance leases	(17)	—	—	262	262	262
Other receivables from financing activities	(17)	—	—	69	69	69
Total Receivables from financing activities		—	—	19,577	19,577	19,734
Asset-backed financing	(23)	—	11,315	—	11,315	11,364
Bonds	(23)	5,269	3,115	—	8,384	8,028
Borrowings from banks	(23)	—	3,905	—	3,905	4,028
Payables represented by securities	(23)	—	935	—	935	930
Lease liabilities	(23)	—	—	433	433	433
Other debt	(23)	—	114	—	114	114
Total		5,269	19,384	433	25,086	24,897

		At December 31, 2018
($ million)	Note	Level 1	Level 2	Level 3	Total Fair Value	Carrying amount
Retail financing	(17)	—	—	8,928	8,928	9,084
Dealer financing	(17)	—	—	9,749	9,749	9,751
Finance leases	(17)	—	—	272	272	272
Other receivables from financing activities	(17)	—	—	68	68	68
Total Receivables from financing activities		—	—	19,017	19,017	19,175
Asset-backed financing	(23)	—	11,150	—	11,150	11,269
Bonds	(23)	5,023	3,040	—	8,063	7,967
Borrowings from banks	(23)	—	4,088	—	4,088	4,135
Payables represented by securities	(23)	—	968	—	968	960
Other debt	(23)	—	212	—	212	212
Total		5,023	19,458	—	24,481	24,543
Receivables from financing activities
The fair value of Receivables from financing activities is based on the discounted values of their related cash flows at market discount rates that reflect conditions applied in various reference markets on receivables with similar characteristic, adjusted to take into account the credit risk of the counterparties.
Debt
All Debt is classified as a Level 2 fair value measurement, with the exception of the bonds issued by CNH Industrial Finance Europe S.A. and the bonds issued by CNH Industrial N.V. that are classified as a Level 1 fair value measurement. Their fair value has been estimated making reference to quoted prices in active markets.
The fair value of Asset-backed financing, Borrowings from banks, Payable represented by securities and Other debt are included in the Level 2 and has been estimated based on discounted cash flows analysis using the current market interest rates at period-end adjusted for the Group non-performance risk over the remaining term of the financial liability.
The fair value of Lease liabilities classified within Level 3 of the fair value hierarchy has been estimated using discounted cash flow models that require significant adjustments using unobservable inputs.
Other financial assets and liabilities
The carrying amount of Cash at banks, Restricted cash, Other cash and cash equivalents, Trade receivables, Other current assets, Trade payables and Other current liabilities included in the condensed consolidated statement of financial position approximates their fair value, due to the short maturity of these items.

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2019 67

29.	Related party transactions
In accordance with IAS 24 – Related Party Disclosures, CNH Industrial’s related parties are companies and persons who are capable of exercising control or joint control or who have significant influence over the Group. Related parties include CNH Industrial N.V.’s parent company EXOR N.V. (the holding company of the EXOR Group following the completion of the cross-border merger of EXOR S.p.A. with and into EXOR N.V. occurred on December 11, 2016) and the companies that EXOR N.V. controls or has significant influence over, including Fiat Chrysler Automobiles N.V. and its subsidiaries and affiliates (“FCA”) and Ferrari N.V. and its subsidiaries and affiliates (“Ferrari”), and CNH Industrial’s unconsolidated subsidiaries, associates or joint ventures. In addition, the members of the Board of Directors and managers of CNH Industrial with strategic responsibility and members of their families are also considered related parties.
As of June 30, 2019, based on public information available on the website of the Netherlands Authority for the Financial Markets and in reference to Company's files, EXOR N.V. held 42.2% of CNH Industrial’s voting power and had the ability to significantly influence the decisions submitted to a vote of CNH Industrial’s shareholders, including approval of annual dividends, the election and removal of directors, mergers or other business combinations, the acquisition or disposition of assets and issuances of equity and the incurrence of indebtedness. The percentage above has been calculated as the ratio of (i) the aggregate number of common shares and special voting shares owned by EXOR N.V. to (ii) the aggregate number of outstanding common shares and special voting shares of CNH Industrial as of June 30, 2019.
In addition, CNH Industrial engages in transactions with its unconsolidated subsidiaries, joint ventures, associates and other related parties on commercial terms that are normal in the respective markets, considering the characteristics of the goods or services involved. The Company’s Audit Committee reviews and evaluates all significant related party transactions.
Transactions with EXOR N.V. and its subsidiaries and affiliates
EXOR N.V. is an investment holding company in Europe. Among other things, EXOR N.V. manages a portfolio that includes investments in FCA and Ferrari. CNH Industrial did not enter into any significant transactions with EXOR N.V. during the three and six months ended June 30, 2019 and 2018.
In connection with the establishment of Fiat Industrial (now CNH Industrial) through the demerger from Fiat (now FCA), the two companies entered into a Master Services Agreement (“MSA”) which sets forth the primary terms and conditions pursuant to which the service provider subsidiaries of CNH Industrial and FCA provide services to the service receiving subsidiaries. As structured, the applicable service provider and service receiver subsidiaries become parties to the MSA through the execution of an Opt-in letter that may contain additional terms and conditions. Pursuant to the MSA, service receivers are required to pay to service providers the actual cost of the services plus a negotiated margin. FCA subsidiaries provide CNH Industrial with administrative services such as accounting, cash management, maintenance of plant and equipment, security, information systems and training under the terms and conditions of the MSA and the applicable Opt-in letters.
Additionally, CNH Industrial sells engines and light commercial vehicles to and purchases engine blocks and other components from FCA subsidiaries. Furthermore, CNH Industrial and FCA may engage in other minor transactions in the ordinary course of business.
These transactions with FCA are reflected in the Semi-Annual Condensed Consolidated Financial Statements at June 30, 2019 as follows:

	Six months ended June 30,
($ million)	2019	2018
Net revenues	362	396
Cost of sales	196	262
Selling, general and administrative costs	68	76

($ million)	At June 30, 2019	At December 31, 2018
Trade receivables	10	10
Trade payables	84	118

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2019 68

Transactions with joint ventures
CNH Industrial sells commercial vehicles, agricultural and construction equipment, and provides technical services to joint ventures such as IVECO - OTO MELARA Società Consortile a responsabilità limitata, CNH de Mexico SA de CV, Turk Traktor ve Ziraat Makineleri A.S. and New Holland HFT Japan Inc. CNH Industrial also purchases equipment from joint ventures, such as Turk Traktor ve Ziraat Makineleri A.S. These transactions are reflected in the Semi-Annual Condensed Consolidated Financial Statements at June 30, 2019 as follows:

	Six months ended June 30,
($ million)	2019	2018
Net revenues	417	548
Cost of sales	251	226

($ million)	At June 30, 2019	At December 31, 2018
Trade receivables	117	83
Trade payables	64	68
At June 30, 2019 and December 31, 2018, CNH Industrial had provided guarantees on commitments of its joint ventures for an amount of $141 million and $160 million, respectively, mainly related to IVECO - OTO MELARA Società Consortile a responsabilità limitata.
Transactions with associates
CNH Industrial sells trucks and commercial vehicles and provides services to associates. In the six months ended June 30, 2019, revenues from associates totaled $85 million ($96 million in the comparable period of 2018) and cost of sales from associates totaled $5 million ($17 million in the comparable period of 2018). At June 30, 2019, receivables from associates amounted to $17 million ($17 million at December 31, 2018). Trade payables to associates amounted to $28 million at June 30, 2019 ($34 million at December 31, 2018). At June 30, 2019, CNH Industrial had provided guarantees on commitments of its associates for an amount of $271 million related to CNH Industrial Capital Europe S.a.S. ($261 million at December 31, 2018).
Transactions with unconsolidated subsidiaries
In the six months ended June 30, 2019 and 2018, there were no material transactions with unconsolidated subsidiaries.
Compensation to Directors and Key Management
The fees of the Directors of CNH Industrial N.V. for carrying out their respective functions, including those in other consolidated legal entities and the notional compensation cost arising from stock grants awarded to certain Executive Directors and Officers, amounted to an expense of approximately $7 million in the six months ended June 30, 2019. In the six months ended June 30, 2018 these same fees amounted to an income of approximately $9 million, inclusive of a $12 million income related to the reversal for forfeitures of certain previously granted stock grant awards.
The aggregate expense incurred in the six months ended June 30, 2019 and 2018 for the compensation of Executives with strategic responsibilities of the Group amounted to approximately $13 million and $18 million, respectively. These amounts included the notional compensation cost for share-based payments.

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2019 69

30.	Translation of financial statements denominated in a currency other than the U.S. dollar
The principal exchange rates used to translate into U.S. dollars the financial statements prepared in currencies other than the U.S. dollar were as follows:

	Six months ended June 30, 2019		At December 31, 2018	Six months ended June 30, 2018
	Average	At June 30		Average	At June 30
Euro	0.885	0.879	0.873	0.826	0.858
Pound sterling	0.773	0.788	0.781	0.727	0.760
Swiss franc	1.000	0.976	0.984	0.966	0.992
Polish zloty	3.799	3.734	3.757	3.487	3.751
Brazilian real	3.843	3.823	3.881	3.422	3.849
Canadian dollar	1.334	1.309	1.363	1.277	1.325
Argentine peso(1)	42.470	42.470	37.619	21.559	28.200
Turkish lira	5.626	5.769	5.292	4.095	4.579

(1)
From July 1, 2018, Argentina’s economy was considered to be hyperinflationary. After the same date, transactions for entities with the Argentine peso as the functional currency were translated using the closing spot rate.

31.	EU-IFRS to US GAAP reconciliation
The Semi-Annual Condensed Consolidated Financial Statements have been prepared in accordance with the EU-IFRS (see section “Significant accounting policies”, paragraph “Basis of preparation”, for additional information).
CNH Industrial reports quarterly and annual consolidated financial results in accordance with U.S. GAAP for SEC reporting purposes, and in accordance with EU-IFRS for European listing purposes and for Dutch law requirements.
EU-IFRS differ in certain significant requirements from U.S. GAAP. In order to help readers to understand the difference between the two sets of financial statements of the Group, CNH Industrial has provided, on a voluntary basis, a reconciliation from EU-IFRS to U.S. GAAP as follows:

Reconciliation of Profit

		Three months ended June 30,		Six months ended June 30,
($ million)	Note	2019	2018	2019	2018(*)
Profit/(loss) in accordance with EU-IFRS		383	785	654	969
Adjustments to conform with U.S. GAAP:
Development costs	(a)	3	(5)	25	21
Other adjustments(1)	(b)	53	(510)	21	(513)
Tax impact on adjustments and other income tax differences(1)	(c)	(12)	138	(9)	133
Total adjustments		44	(377)	37	(359)
Net income (loss) in accordance with U.S. GAAP		427	408	691	610

(1)	This item also includes the different accounting impact from the modification of a healthcare plan in the U.S.

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2019 70

Reconciliation of Total Equity

($ million)	Note	At June 30, 2019	At December 31, 2018
Total Equity in accordance with EU-IFRS		7,882	7,472
Adjustments to conform with U.S. GAAP:
Development costs	(a)	(2,308)	(2,344)
Other adjustments	(b)	50	65
Tax impact on adjustments and other income tax differences	(c)	(135)	(125)
Total adjustments		(2,393)	(2,404)
Total Equity in accordance with U.S. GAAP		5,489	5,068

Description of reconciling items
Reconciling items presented in the tables above are described as follows:

(a)	Development costs
Under EU-IFRS, costs relating to development projects are recognized as intangible assets when costs can be measured reliably and the technical feasibility of the product, volumes and pricing support the view that the development expenditure will generate future economic benefits. Under U.S. GAAP, development costs are expensed as incurred. As a result, costs incurred related to development projects that have been capitalized under EU-IFRS are expensed as incurred under U.S. GAAP. Amortization expenses, net of result on disposal and impairment charges of previously capitalized development costs recorded under EU-IFRS, have been reversed under U.S. GAAP.
(b)     Other adjustments
It mainly includes the following items:

▪
Goodwill and other intangible assets: Goodwill is not amortized but rather tested for impairment at least annually under both EU-IFRS and U.S. GAAP. The difference in goodwill and other intangible assets between the Group’s two sets of financial statements is primarily due to the different times when EU-IFRS and ASC 350 - Intangibles – Goodwill and Other, were adopted. CNH Industrial transitioned to EU-IFRS on January 1, 2004. Prior to the adoption of EU-IFRS, goodwill was recorded as an intangible asset and amortized to income on a straight-line basis over its estimated period of recoverability, not exceeding 20 years. CNH Industrial adopted ASC 350 on January 1, 2002. Under U.S. GAAP through December 31, 2001, goodwill was recorded as an intangible asset and amortized to income on a straight-line basis over a period not exceeding 40 years.

▪
Defined benefit plans: The differences related to defined benefit plans are mainly due to the different accounting for actuarial gains and losses and the net interest component of the defined benefit cost between EU-IFRS and U.S. GAAP. Under EU-IFRS, actuarial gains and losses are recognized immediately in other comprehensive income without reclassification to profit or loss in subsequent years; net interest expense or income is recognized by applying the discount rate to the net defined benefit liability or asset (the defined benefit obligation less the fair value of plan assets, allowing for any assets ceiling restriction). Under U.S. GAAP, actuarial gains and losses are deferred through the use of the corridor method; interest cost applicable to the liability is recognized using the discount rate, while an expected return on assets is recognized reflecting management’s expectations on long-term average rates of return on funds invested to provide for benefits included in the projected benefit obligations.

▪
Restructuring provisions: The main difference between EU-IFRS and U.S. GAAP with respect to accruing for restructuring costs is that EU-IFRS places emphasis on the recognition of the costs of the exit plan as a whole, whereas U.S. GAAP requires that each type of cost is examined individually to determine when it may be accrued. Under IAS 37 – Provisions, Contingent Liabilities and Contingent Assets, a provision for restructuring costs is recognized when the Group has a constructive obligation to restructure. Under U.S. GAAP, termination benefits are recognized in the period in which a liability is incurred. The application of U.S. GAAP often results in different timing recognition for the Group’s restructuring activities.

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2019 71

(c)	Tax impact on adjustments and other income tax differences
This item includes the tax effects of adjustments included in (a) and (b), primarily related to development costs, as well as other differences arising in the accounting of deferred tax assets and liabilities. The Group’s policy for accounting for deferred income taxes under EU-IFRS is described in section “Significant accounting policies” of the CNH Industrial Consolidated Financial Statements at December 31, 2018. This policy is similar to U.S. GAAP which states that a deferred tax asset or liability is recognized for the estimated future tax effects attributable to temporary differences and tax loss carry forwards. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized based on available evidence. The most significant accounting difference between EU-IFRS and U.S. GAAP relates to development costs, which also has a significant impact on accumulated deferred tax assets or liabilities and on U.S. GAAP pretax book income or loss in certain jurisdictions. As a result, the assessment of tax contingencies and recoverability of deferred tax assets in each jurisdiction can vary significantly between EU-IFRS and U.S. GAAP for financial reporting purposes. This adjustment relates primarily to jurisdictions with U.S. GAAP pretax book losses higher than those recorded for EU-IFRS purposes.

32.	Subsequent events
CNH Industrial has evaluated subsequent events through August 2, 2019 which is the date the condensed consolidated financial statements were authorized for issuance, and identified the following:

▪
On July 2, 2019, Fitch Ratings (“Fitch”) improved the outlook of CNH Industrial N.V. to positive from stable. Fitch also affirmed CNH Industrial N.V.’s and CNH Industrial Capital LLC’s long-term issuer default rating at “BBB-”.

▪
On July 3, 2019, CNH Industrial Finance Europe S.A. issued €500 million of notes at an annual fixed rate of 1.625% due in 2029 at an issue price of 98.926 percent of their principal amount. The notes were issued under the €10 billion Euro Medium Term Note Programme guaranteed by CNH Industrial N.V.

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2019 72

RESPONSIBILITY STATEMENT
The Board of Directors is responsible for preparing the 2019 Semi-Annual Report, inclusive of the Semi-Annual Condensed Consolidated Financial Statements and the Semi-Annual Report on Operations, in accordance with the Dutch Financial Supervision Act and IAS 34 - Interim Financial Reporting as endorsed by the European Union.
In accordance with Section 5:25d, paragraph 2 of the Dutch Financial Supervision Act, the Board of Directors states that, to the best of its knowledge, the Semi-Annual Condensed Consolidated Financial Statements prepared in accordance with applicable accounting standards provide a true and fair view of the assets, liabilities, financial position and profit or loss of CNH Industrial N.V. and its subsidiaries, and the undertakings included in the consolidation as a whole, and the Semi-Annual Report on Operations provides a fair review of the information required pursuant to Section 5:25d, paragraphs 8 and 9 of the Dutch Financial Supervision Act.

August 2, 2019

The Board of Directors

Suzanne Heywood
Hubertus Mühlhäuser
Léo W. Houle
John Lanaway
Alessandro Nasi
Silke C. Scheiber
Lorenzo Simonelli
Jacqueline A. Tammenoms Bakker
Jacques Theurillat

Responsibility Statement 73